

IFF International Flavors & Fragrances Inc.



"The biggest improvement I have seen lately at IFF is the way our processes are being harmonized and standardized, and communicated to the teams in the different areas."





"IFF is unique because it brings together unique personalities, which together create the magic of IFF."







"I like working at IFF because each day is different and challenging, with never-ending learning due to the dynamics of our industry."



"When people ask me what IFF does, I tell them we create the tastes and smells of our lives."



Table of contents



"I like working at IFF because this is where creativity resides."



"IFF is unique because what we create becomes part of everyone's life."





"The biggest improvement I have seen lately at IFF is how successfully it has reinvented itself."





"IFF is unique because like every snowflake, no two days at work are ever the same."







"I like working at IFF because I do it with freedom and creativity."

/hat is the essence of IFF?

s not just capturing an emotion, a memory.
npointing the indispensable nature of a sensory experience.

s not just a purely visceral, personal reaction.

s sustaining that ideal moment,
st for a moment, time and again.

s also business and science.
oprietary molecules and practical applications.
s people, relationships.

ie perfect combination of creativity and precision.

s finding a better way.

s the pursuit of excellence.


The essence of innovation



2:12

AUGUSTA, GEORGIA

My mom says I'll never be able to finish this, but she doesn't know me as well as she thinks. She still treats me like a little kid, which gets me really mad. My secret sauce has ketchup, mustard, relish and mayonnaise in it. You have to mix everything together before you put it on the bun.


10:22

PARIS, FRANCE

Est-elle plus belle que moi? Est-ce que c'est important? Est-ce qu'on ne peut pas être belles toutes les deux? Pourquoi ont-ils pris la photo alors que j'avais la bouche pleine? Je parie que ma mère n'a jamais mis de vernis à ongle rouge. Et je sais qu'elle n'a jamais gardé ses gants pour manger.


RIO DE JANEIRO - BRAZIL
A Sensação do sol nascente em
meus cabelos...o sabor de um
especial...somente para mim.
Adoro minhas sardas.

11:19

CALCUTTA, INDIA

केवल रंग ही नहीं, कपड़ो
की बुनावट भी उनको
अनोखा बनाती है [illegible] अपने
में एक शैली [illegible] हैं
और [illegible]
अग्नि, [illegible]
एवं बिजली.





Where does the essence of flavor and fragrance come from?
Not complex calculations, or scientific formulas.
It's not buried deep in computer code,
or planted in a greenhouse.
It comes from ice cream, and mowing the lawn.
A first date, a first dance.
Summer vacations and a winter's night.
It comes from the imagination,
triggering your memory.
It takes you here and me there.
It's your personality.
How do we know?
We've dedicated ourselves
to understanding every facet of sensory experience.
Understanding our customers,
and their customers.
We understand you.
Our perfumers and flavorists live and breathe
scents and tastes.
Call it a sixth sense,
or a green thumb.
It's our passion.





The essence of people
> >







TO OUR SHAREHOLDERS

I will look back on 2002 as a year in which IFF delivered on its promises to customers and shareholders alike, despite unprecedented and often unforeseen challenges around the globe. Chief among our accomplishments were successfully completing the integration of Bush Boake Allen (BBA), quickly realizing the aggressive savings targets we had set for ourselves, reorganizing globally into One IFF and improving all aspects of customer service.

2002 HIGHLIGHTS – THE FOUNDATION IS IN PLACE

Before the end of 2002, we disbanded our last integration team. By every key measure, the integration and reorganization were successful. Many in the financial community doubted we could achieve so much in so short a time, but even the skeptics seem to have come around. Our stock price at the end of 2002 was virtually double what it had been when we announced the acquisition, and we outperformed the S&P 500 by about 33%. *Fortune* placed us squarely on its "Most Admired" list, *BusinessWeek* named us one of their "Nifty Fifty" for our solid stock market performance and *Forbes* counted us on its "Platinum List of Best Companies in America."

While the task of turning our Company around is far from over, we are firmly on the path to sustainable, long-term growth. Our win rate continues to improve across categories and geographies, the best indicator of customer satisfaction. Even in a sector such as Fine Fragrance that has been broadly impacted by the global economic slowdown, IFF continues to grow in comparison with its competitors.

CONTINUING OUR REINVENTION – THE PURSUIT OF EXCELLENCE

What IFF has accomplished in the last two years convinces me that we have the ability to reclaim undisputed industry leadership. Our commitment to continuous improvement has only intensified. Through a range of "Business Excellence" initiatives, we are ensuring a more disciplined, forward-looking and globally consistent approach to sales and operations planning. Everyone in our organization – whether they be in business development, operations or our staff functions – is aligned and coordinated in their efforts to deliver to our customers what they want...when, where and how they want it.

It is clear that neither IFF nor any other company can cost cut its way to growth. So, at the same time as we are diligently working to become more efficient and effective, we are also focusing on avenues for sustainable top-line growth. To that end, we have been increasing our investment in Research and Development, with a particular emphasis on what I call capital "R" Research – the kind that gives us proprietary molecules and technology. The kind that made IFF the industry standard in the first place.

Through our Natural Products group, including the Laboratoire Monique Rémy in Grasse, France, we have an excellent pipeline of new, high quality natural flavor and fragrance ingredients. Our Sensory and Consumer Science group helps strengthen our consumer insight through industry-leading programs in fragrance profiling, sensory perception, the genetics of flavor and fragrance preference and the emotional effects of aromas on mood, performance, health and well-being. We link these sensory methodologies with the best from our Analytical Science group for an understanding of flavor and fragrance preference that is second-to-none. And with key breakthroughs in material science technology, we ensure that our research discoveries have practical applications in the marketplace.

IFF's reinvention, reawakening and re-establishment will continue. Everyone at our Company should take great pride in our success to date.

OLD ECONOMY COMPANY - OLD WORLD VALUES

IFF is prepared for continued tough times throughout 2003. Given the extreme tension in the Middle East and parts of Asia, I do not anticipate a swift economic recovery. If anything, the global economic and political picture could worsen this year, escalating the deflationary cycle we are already experiencing. In times such as these, our various stakeholders benefit from the fact that 85% of our activity is in recession-resistant businesses. After the meteoric boom and even more meteoric bust of the dot-com era, I am pleased that IFF is often referred to as an "old economy company." IFF makes *real* products that enhance *real* people's lives every day...in good times and not so good times. And we do it "the old fashioned way" – with integrity, honesty, creativity and hard work as our cornerstones.

The basic business foundation on which IFF first achieved preeminence remains rock solid. Similarly, the basic values set forth by our founding Chairmen are the same ones that continue to guide us today. Throughout this Report, you will see the faces and words of IFF co-workers around the world. I can think of no better way to exemplify IFF in Pursuit of Excellence than through snapshots of our people at work. Throughout 2003 and beyond, all of us at IFF renew the following commitments:

> To our customers: to bring you outstanding service, innovation and insight;
> To our shareholders: to pursue top-line growth and bottom-line improvement in profits and earnings per share;
> To our co-workers: to work together in order to win as a team and benefit as individuals.

Finally, no summary of 2002 would be complete without mention of a great loss in the IFF family. In December 2002, Dr. Braja D. Mookherjee – IFF's Director of Natural Products Research – passed away. Many of you had the good fortune to meet or work with Braja during his 38 years with our Company. Braja's hand touched nearly everything at IFF, from the major impact chemicals we use to key technologies such as Living Flavor®, Living Flower®, Aura of Aroma™ and hydroponics.

More than perhaps anyone I know, Braja embodied the idea of finding the place where art and science meet and using it to create magic for our customers and consumers. My colleagues tell me that they feel Braja's presence in our greenhouse, and I am sure they are right. His spirit will live on at IFF.

Sincerely,



Richard A. Goldstein
Chairman of the Board and Chief Executive Officer























How will we respond to today's market demands
and anticipate trends on the horizon?
We are in active pursuit.
Defining tomorrow's market, today.
This is how leaders think.



Through ConsumerEdge, IFF's team of qualitative research experts brings unique insights about fragrance, concept and brand development to our customers.





A powerful moral and ethical core runs through our Company. Our values...our Code of Conduct...our environmental and philanthropic efforts... our understanding that nothing is so important that it cannot be done safely.

IFF's Perfumery School recognizes that what we do is both art and science. In Grasse, Hilversum and New York, the next generation of leading perfumers learns the tools of the trade.



Making IFF a great place to work means continual learning, practical training, management development, Rewarding Results, opportunities for growth. Understanding the Company's vision and one's role in achieving it. The encouragement to take prudent risks.

70% of IFF's business comes from outside the United States. The emerging market areas of China, India and Latin America are key to our strategy moving forward.



iPlot™. Living Flower®. Living Fruits®. Generessence®. Ultra Natural™. Hydroponics. Dried, chilled, coated, encapsulated, water soluble, liquid and granulated delivery platforms. The Consumer Fragrance Thesaurus. Pheromones. CoolTek™. If it differentiates our customers' products, we've got it.


The essence of excellence



^ MEXICO CITY, MEXICO

2002 was a year of unprecedented economic, social and political turmoil for Latin America. The challenges confronting our region will continue in 2003. The only way for IFF Latin America to achieve our goals and satisfy our customers moving forward is by working together as a dedicated, focused and passionate team...always looking for the better way...always striving to drive top-line growth. Our team is committed to this.

Graciela Ferro, VP and Regional Manager, Latin America

> SEOUL, SOUTH KOREA

For IFF Asia Pacific, the customer is the first and last word. We are focused on providing product and service excellence to our customers and thereby adding value to their businesses. It is through close partnership with our customers that we will gain their confidence. And it is through close partnership with our customers that IFF can, in turn, achieve sustainable growth. 2003 will be a key measuring stick in terms of our ability to deliver.

Robert Burns, VP and Regional Manager, Asia Pacific

> SOUTH BRUNSWICK, NEW JERSEY

In North America, IFF knows what it needs to do...and we're doing it. In 2002, we met all of our integration targets at the same time as we provided seamless and even improved service to our customers. We completed the divestiture of all non-core businesses and our entire team is now involved in increasing our efficiency and effectiveness through Business Excellence. Through it all, we maintain our commitment – internally and externally – to open communication, transparency and corporate social responsibility.

Jim Dunsdon, VP and Regional Manager, North America

< HILVERSUM, THE NETHERLANDS

In 2002, with the successful integration of BBA into IFF, we have strengthened the foundation on which to accelerate our business performance. IFF is well positioned to grow in the region, despite predictions of a weak European economy overall. Our business development and operations teams are seamlessly aligned and uniformly focused on bringing first-class, cutting edge creations and services to consumers today...and for years to come.

Rob J. M. Edelman, VP and Regional Manager, Europe

V BOCA RATON, FLORIDA

In 2002, IFF made great strides in terms of aligning and unifying business development and operations in the best interest of our customers. Key 2002 accomplishments include completing the closure or consolidation of 26 facilities as part of our integration, the rationalization and simplification of our ingredients catalogue, improvements in aroma chemicals customer service, the successful implementation of SAP in several of our manufacturing facilities, and progress on our e-business initiative. Through a coordinated and disciplined approach to Business Excellence and sales and operations planning, we are making significant progress in our reinvention.

D. Wayne Howard, Executive Vice President, Global Operations





^ CHENNAI, INDIA

A year after the integration of Bush Boake Allen India Ltd., the new IFF India is now a more comprehensive and cohesive organization...better able to understand our customers' needs and deliver on them. Our 2002 results in terms of both sales and profits reflect our enhanced effectiveness. Improved technology in most disciplines and continued knowledge and skills training enabled us to grow faster than the market. IFF India is the leader in both flavors and fragrances.

Arun Bewoor, VP and Regional Manager, India Region

the essence of growth

> >

What makes us the industry leader?

Is it outstanding customer service,
or our undying pursuit of excellence?

Our motivation?
Innovation.

Leading our field on every continent,
and in space.

We have the resources to serve you anywhere in the world.

We are a partner, an intellectual resource.

We understand you.

We're in the business of harnessing the intangible,
transforming the properties of nature into product.

We live in the moment where art meets science.

We love what we do.

In essence > > >



(DOLLARS IN MILLIONS EXCEPT PER SHARE AMOUNTS)	2002	2001	2000
Net sales – as reported	$1,809.2	$1,843.8	$1,462.8
Net sales – pro-forma[a]	$1,799.8	$1,760.0	$1,777.3
Net income[b]	$ 175.9	$ 116.0	$ 123.0
Income excluding nonrecurring charges[b]	$ 183.7	$ 135.1	$ 149.8
Diluted net income per share[b]	$ 1.84	$ 1.20	$ 1.22
Diluted per share results excluding nonrecurring charges[b]	$ 1.92	$ 1.40	$ 1.48
Research and development expense	$ 144.0	$ 135.2	$ 112.7
Research and development expense as a % of sales	8.0%	7.3%	7.7%
Net cash provided by operating activities	$ 243.3	$ 181.5	$ 269.1
Working capital	$ 507.3	$ 336.1	$ (160.1)
Current ratio	2.4	1.6	0.9
Debt[c]	$ 993.2	$1,159.0	$1,270.4
Return on average shareholders' equity	32.0%	20.1%	16.5%
Closing stock price	$ 35.10	$ 29.71	$ 20.30

NET SALES
(IN BILLIONS)


$1.46
$1.78
$1.84
$1.76
$1.81
$1.80
00
01
02
NET SALES - AS REPORTED
NET SALES - PRO-FORMA

DILUTED NET INCOME PER SHARE


$1.22
$1.48
$1.20
$1.40
$1.84
$1.92
00
01
02
DILUTED NET INCOME PER SHARE AS REPORTED
DILUTED NET INCOME PER SHARE EXCLUDING NONRECURRING CHARGES

RETURN ON AVERAGE SHAREHOLDERS' EQUITY
(PERCENT)


16.5%
20.1%
32.0%
00
01
02

DEBT[c]
(IN MILLIONS)


$1,270.4
$1,159.0
$993.2
00
01
02

[a] Prepared as though the Company and BBA were combined as of January 1, 2000 and excluding sales associated with non-core businesses disposed of in 2001 and 2002.

[b] FAS 142 adopted January 1, 2002, eliminating amortization of goodwill and indefinite-lived intangibles. Reported results reflect amortization expense of $33.0 million or $0.34 per share in 2001, and $5.0 million or $0.05 per share in 2000 that would have been eliminated had FAS 142 been applied for all periods presented.

[c] *Excludes deferred gains on interest rate swaps of $63.5 million, $8.3 million, and $0, in 2002, 2001 and 2000, respectively.*

FINANCIALS

(DOLLARS IN MILLIONS EXCEPT PER SHARE AMOUNTS)

OPERATIONS

The Company acquired Bush Boake Allen ("BBA") effective November 3, 2000; BBA operating results are included in the Company's consolidated results from that date.

Net sales for 2002, 2001 and 2000 were as follows:

NET SALES	2002	Percent Change	2001	Percent Change	2000
Flavors	$ 809.0	(3%)	$ 835.7	40%	$ 597.7
Fragrances	1,000.2	(1%)	1,008.1	17%	865.1
Total net sales	$1,809.2	(2%)	$1,843.8	26%	$1,462.8

In 2002, net sales declined 2% in comparison to 2001. Sales were favorably affected by the weakening of the U.S. dollar, most notably against the Euro, the Japanese Yen and the Australian dollar; had exchange rates remained the same during 2002 and 2001, sales would have decreased 3%.

In 2001, net sales increased 26% in comparison to 2000, with the increase being primarily due to the inclusion of sales attributable to the BBA business. Sales were unfavorably impacted by the stronger U.S. dollar, most notably against the Euro and the Japanese Yen; had exchange rates remained the same during 2001 and 2000, sales would have increased 28%.

In conjunction with the integration of IFF and BBA, and as part of a restructuring of the Company's operations, certain non-core businesses (hereinafter referred to as the "non-core businesses") were disposed of during 2001 and 2002. These non-core businesses included the Company's fruit preparations businesses in North and Latin America, its North American concentrates business and a portion of the aroma chemicals business acquired in the BBA transaction. The non-core businesses had combined net sales of $103.3 in 2000; in 2001 and 2002, the non-core businesses had sales of $83.8 and $9.4, respectively, in the periods they were owned by the Company. The non-core businesses were disposed of in a series of separately negotiated transactions with third parties; disposal of these businesses did not materially impact the Company's operating results.

Pro-forma sales, prepared as though the Company and BBA had been combined as of January 1, 2000 and excluding all sales associated with the non-core businesses, would have been as follows:

NET SALES	Pro-forma 2002	Percent Change	Pro-forma 2001	Percent Change	Pro-forma 2000
Flavors	$ 799.6	1%	$ 788.7	–	$ 788.1
Fragrances	1,000.2	3%	971.3	(2%)	989.2
Total net sales	$1,799.8	2%	$1,760.0	(1%)	$1,777.3

Approximately 70% of the Company's sales are outside the United States. The following table summarizes sales on a geographic basis:

SALES BY DESTINATION	2002	Percent Change	2001	Percent Change	2000
North America	$ 570.9	(4%)	$ 597.1	31%	$ 455.4
Europe	671.4	2%	658.1	23%	536.4
Asia Pacific	290.9	2%	286.2	30%	220.7
Latin America	227.5	(11%)	256.5	9%	234.9
India Region	48.5	6%	45.9	198%	15.4
Total net sales	$1,809.2	(2%)	$1,843.8	26%	$1,462.8

Pro-forma sales on a geographic basis, prepared as though the Company and BBA had been combined as of January 1, 2000 and excluding all sales associated with the non-core businesses, would have been as follows:

SALES BY DESTINATION	Pro-forma 2002	Percent Change	Pro-forma 2001	Percent Change	Pro-forma 2000
North America	$ 561.7	1%	$ 554.9	2%	$ 542.4
Europe	671.4	7%	627.8	(4%)	650.7
Asia Pacific	290.8	3%	283.7	(3%)	293.3
Latin America	227.4	(9%)	249.4	–	249.1
India Region	48.5	10%	44.2	6%	41.8
Total net sales	$1,799.8	2%	$1,760.0	(1%)	$1,777.3

In 2002, pro-forma sales increased 2% in comparison to the comparable 2001 sales; had exchange rates remained the same during 2002 and 2001, such pro-forma sales would have increased 1%. Regional sales performance for 2002 was as follows:

> Sales in North America increased by 1% led by a 4% increase in flavor sales; North American fragrance sales were flat for the year.

> Local currency sales in Europe increased 3%, resulting in a dollar increase of 7% due to the stronger Euro. Local currency fragrance sales in Europe increased 7%, resulting in an increase of 12% in dollars. Flavor sales in Europe declined 3% in local currency although this resulted in a 1% increase in dollar sales.

> Asia Pacific flavor sales increased 4% in both local currency and dollars while fragrance sales were flat in local currency with an increase of 1% in dollars. Asia Pacific results in both flavors and fragrances were influenced by ongoing weakness in the Japanese economy as well as the Philippines and Indonesia. Overall, sales in the region increased 2% in local currency and 3% in dollars.

> Latin America sales declined 9% for the year, mainly due to persistent economic weakness throughout much of the region. Latin America fragrance sales declined 6% while flavor sales declined 16%.

> India sales increased 9% in local currency, resulting in a 10% increase in dollars. The performance was led by an 11% local currency increase in fragrance sales; local currency flavor sales grew 7%.

In 2001, pro-forma sales decreased 1% in comparison to the comparable 2000 sales; had exchange rates remained the same during 2001 and 2000, such pro-forma sales would have been flat. Regional sales performance for 2001 was as follows:

> Sales in North America increased 2% in comparison to the prior year comparable sales. Flavor sales increased 7% over 2000 levels while fragrance sales declined 3%.

> Local currency sales in Europe decreased 1%, resulting in a dollar decrease of 4% due to the stronger U.S. dollar. Local currency fragrance sales in Europe decreased 3%, resulting in a dollar decrease of 5%. Flavor sales in Europe were flat in local currency although this resulted in a 3% decrease in dollar sales.

> Sales in Asia Pacific increased 2% in local currency; however, on translation, dollar sales declined 3%. Asia Pacific flavor sales increased 3% in local currency although this resulted in a dollar decline of 3%. Fragrance sales were flat in local currency with a 5% decrease in dollars.

> Latin America sales were flat for the year, mainly due to economic weakness in Brazil and Argentina. In the region, fragrance sales increased 2% although this growth was offset by a decline of 6% in flavor sales.

> India sales increased 6% in both local currency and dollars. Fragrance sales increased 14% in local currency and 12% in dollars while flavor sales were flat in both local currency and dollars.

Although the Company's reported sales and earnings are affected by the weakening or strengthening of the U.S. dollar, this has not had a long-term effect on the underlying strength of the Company's business.

The percentage relationship of cost of goods sold and other operating expenses to reported sales is detailed in the following table.

	2002	2001	2000
Cost of goods sold	57.3%	57.7%	56.9%
Research and development expenses	8.0%	7.3%	7.7%
Selling and administrative expenses	16.9%	17.0%	17.7%

Cost of goods sold, which includes cost of materials and internal manufacturing expenses, declined slightly in 2002 from 2001 levels. This decline is a result of improvement in product mix, mainly due to the disposal of the non-core businesses, partially offset by increased manufacturing expenses related to the Company's implementation of SAP and related initiatives, and the impact of the economic and currency disruption in Latin America which impacted profitability in that region. Total SAP-related costs included in manufacturing expenses approximated $1.7 in 2002; there were no similar expenses in 2001 or 2000. The increase in cost of sales in 2001 compared to 2000 is primarily attributable to the acquisition of BBA and unfavorable absorption of manufacturing costs in North America due to poor sales performance in that region.

Research and development expenses are for the development of new and improved products, technical product support, compliance with governmental regulations, and help in maintaining relationships with customers who are often dependent on technical advances. These activities contribute in a significant way to the Company's business. Research and development expenses increased as a percentage of sales in 2002, consistent with the Company's plans to increase its investment in new research initiatives; the Company anticipates these expenses will approximate 8% of sales for the next several years. Research and development expenses declined slightly as a percentage of sales in 2001 as a result of the integration of the IFF and BBA research efforts and facilities.

Selling and administrative expenses are necessary to support the Company's sales and operating levels. Selling and administrative expenses as a percentage of sales declined compared to both 2001 and 2000 levels. The decline is a result of the savings attributable to the integration of the Company's sales and administrative functions with those of BBA. In 2002, selling and administrative expenses includes approximately $2.9 related to the Company's implementation of SAP and related initiatives; there were no such expenses in 2001 or 2000.

SAP costs included in manufacturing and selling and administrative expenses are expected to continue at approximately the same level in 2003–2004 as the Company completes its implementation. These costs relate primarily to training and data conversion and are expensed as incurred.

The percentage relationship of pro-forma cost of goods sold and other operating expenses to pro-forma sales is detailed in the following table. The pro-forma information is prepared as though the Company and BBA had been combined as of January 1, 2000 and reflects the elimination of sales and operating results of the non-core businesses.

	Pro-forma 2002	Pro-forma 2001	Pro-forma 2000
Cost of goods sold	57.1%	56.1%	56.4%
Research and development expenses	8.0%	7.6%	7.6%
Selling and administrative expenses	16.9%	17.6%	18.6%

Pro-forma cost of sales as a percentage of pro-forma sales increased in 2002 in comparison to 2001 as a result of a combination of product mix, the aforementioned SAP implementation costs and the impact of the economic and currency disruption in Latin America. Pro-forma cost of sales decreased as a percentage of pro-forma sales in 2001 primarily as a result of savings on integration and closure of certain BBA manufacturing facilities.

Pro-forma research and development expenses as a percentage of pro-forma sales increased in 2002 in relation to both 2001 and 2000 as a result of the Company's announced plans to increase its investment in research initiatives.

Pro-forma selling and administrative expenses declined as a percentage of pro-forma sales in each of the years due to savings attributable to the integration of IFF and BBA selling and administrative functions.

Segment profit, excluding corporate and other unallocated expenses, amortization of goodwill, and the effect of nonrecurring charges, was $355.1 in 2002, $367.4 in 2001 and $289.7 in 2000. BBA operations contributed $9.3 to segment profit, before amortization of goodwill and other intangibles, for the period from November 3, 2000 through year-end. Pro-forma segment profit for IFF and BBA combined in 2000 was $348.9. The Company recorded nonrecurring charges of $11.7, $30.1, and $41.3 in 2002, 2001 and 2000, respectively. Operating profit totaled $299.9, $255.6 and $211.5 in 2002, 2001 and 2000, respectively.

Interest expense totaled $37.0, $70.4 and $25.1 in 2002, 2001 and 2000, respectively. Pro-forma interest expense for 2000 was $81.2. Interest expense declined in 2002 as a result of lower effective interest rates and reduced borrowing levels. Interest expense in 2001 increased over 2000 and is directly related to the debt incurred for the BBA acquisition. In 2000, interest expense incurred in connection with the acquisition of BBA was $10.6.

Other (income) expense, net was $3.6 income in 2002, $2.6 income in 2001 and $2.3 expense in 2000. The increases in other income in 2002 compared to 2001, and 2001 compared to 2000 were principally due to favorable exchange results; exchange gains were $2.3 and $1.9 in 2002 and 2001, respectively, compared to exchange losses of $1.9 in 2000.

The worldwide effective tax rate for 2002 was 34.0%, compared to 38.2% for 2001 and 33.2% for 2000. The lower effective tax rate in 2002 principally results from the discontinuance of goodwill amortization, which was not deductible for purposes of determination of the Company's taxable income. The higher effective tax rate in 2001 compared to 2000 primarily results from the non-deductibility of the goodwill amortization for purposes of determining the Company's taxable income. The Company anticipates that its effective tax rate in 2003 will be in the range of 32.0%–32.5%.

On November 3, 2000, the Company acquired BBA; total consideration paid, including transaction costs, was $970.0.

The acquisition was accounted for as a purchase business combination; the purchase price has been allocated to assets acquired and liabilities assumed based on their fair values at the date of acquisition. The excess of the purchase price over the estimated value of tangible and identified intangible assets acquired was recorded as goodwill. The Company completed final determination of the purchase price during 2001 when it established accruals relating to employee separation costs, facility closure costs and other actions relating to the integration of BBA into IFF. Such costs are a component of the purchase accounting and do not directly impact current earnings. The increase in goodwill and other intangible assets between 2000 and 2001 resulted from further quantification of certain liabilities assumed in connection with the merger, primarily those associated with the integration of the BBA operations into the Company; such costs were not accounted for at December 31, 2000. More details on the BBA acquisition are contained in Note 3 of the Notes to the Consolidated Financial Statements.

At December 31, 2002 and 2001, goodwill and other intangible assets, net of accumulated amortization, totaled $782.7 and $795.9, respectively. Amortization expense was $12.6 and $46.1 in 2002 and 2001, respectively. Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142 (FAS 142), Goodwill and Other Intangible Assets. FAS 142 eliminates the amortization of goodwill and indefinite-lived intangibles and requires an evaluation of potential impairment upon adoption, and at least annually thereafter. FAS 142 also prescribes that other indefinite-lived intangibles be included with goodwill. In 2002, certain intangibles were reclassified as indefinite-lived intangibles in accordance with the provisions of FAS 142. Adoption of FAS 142 eliminated annual goodwill amortization expense of $33.0. The Company completed its assessments during 2002 and concluded it has no impairment of goodwill or other intangible assets on adoption or at December 31, 2002. Additional details are contained in Note 7 of the Notes to the Consolidated Financial Statements.

Movements in acquisition accounting accruals were as follows:

	Employee-Related	Asset-Related and Other	Total
Balance January 1, 2001	$ 4.1	$ 6.2	$ 10.3
Additional charges	41.0	25.0	66.0
Cash and other costs	(31.3)	(21.3)	(52.6)
Balance December 31, 2001	13.8	9.9	23.7
Cash and other costs	(7.8)	(8.8)	(16.6)
Balance December 31, 2002	$ 6.0	$ 1.1	$ 7.1

The BBA acquisition was initially financed through the issuance of commercial paper. During 2001, the Company put in place permanent debt financing. In 2002, the Company modified portions of its debt structure. Additional details on borrowing are contained in Note 9 of the Notes to the Consolidated Financial Statements.

In October 2000, the Company announced a reorganization, including management changes, consolidation of production facilities and related actions. The pretax cost of actions taken in connection with the reorganization, including $11.7, $30.1 and $41.3 in 2002, 2001 and 2000, respectively, is expected to approximate $90.0 to $100.0 through the end of 2003. On completion, the reorganization is expected to yield annual savings approximating $25.0 to $30.0. A portion of the savings is expected to be reinvested in the business, although a substantial portion is expected to contribute to improved earnings.

In June 1999, the Company undertook to close certain manufacturing, distribution and sales facilities in all geographic regions in which the Company operates. In connection with these actions, the Company initiated two separate voluntary retirement incentive programs for United States-based employees meeting certain eligibility requirements. Those eligible employees who elected to take the incentive received additional credit, for pension purposes, in terms of age and service, as well as other benefits. During 2000, approximately 150 employees accepted enhanced retirement benefits under these two programs, resulting in nonrecurring pretax charges of $23.8. In addition, during 2000, the Company recognized additional nonrecurring charges of $17.5, essentially all of which related to employee separation costs and other reorganization activities.

Nonrecurring charges by region were as follows:

	2002	2001
North America	$ 5.6	$14.7
Europe	5.8	4.2
Asia Pacific	.3	8.6
Latin America	–	2.6
India Region	–	–
	$11.7	$30.1

Nonrecurring charges recorded in 2000 were $41.3, essentially all of which related to United States-based operations. There were no significant non-cash related elements in the 2002, 2001 or 2000 charges. Approximately 700 employees have been affected by the programs.

Movements in accruals related to nonrecurring charges were as follows:

	Employee-Related	Asset-Related and Other	Total
Balance January 1, 2000	$ 9.6	$ 1.6	$ 11.2
Additional charges	37.1	4.2	41.3
Cash and other costs	(22.3)	(3.8)	(26.1)
Balance December 31, 2000	24.4	2.0	26.4
Additional charges	10.1	20.0	30.1
Cash and other costs	(27.5)	(21.3)	(48.8)
Balance December 31, 2001	7.0	.7	7.7
Additional charges	4.3	7.4	11.7
Cash and other costs	(7.9)	(7.7)	(15.6)
Balance December 31, 2002	$ 3.4	$ .4	$ 3.8

The balance of the accruals relating to acquisition accounting and the nonrecurring charges is expected to be utilized in 2003 in connection with the final decommissioning and disposal of affected equipment and as severance obligations to affected employees are satisfied.

In October 2001, the Company sold its formulated fruit and vegetable preparation businesses in the United States and Brazil. Sales for the business up to the date of disposition were approximately $23.0 with operating profit of approximately $2.2. In connection with this transaction the Company recorded a nonrecurring charge of $7.4 related to employee separation and other disposal costs. Proceeds from the sale, which were not material, were used to reduce current borrowings.

In October 2001, the Company announced its intention to explore strategic alternatives for its fruit and vegetable preparation business in Europe. This business manufactures processed fruit and other natural preparations used in a wide variety of foods, including baked goods and dairy products. Annual sales and operating profit approximate $70.0 and $7.0, respectively. No final decision has been made as to which strategic alternative to pursue.

In December 2001, the Company sold its aroma chemicals business located in Widnes, the United Kingdom. This business was acquired as part of the BBA purchase. Sales for the business up to the date of disposition were $36.7 with operating profit of approximately $1.5. Proceeds from the sale, which were not material, were used to reduce current borrowings. No gain or loss was recognized as a result of this transaction.

The Company sold its concentrate business based in Oregon in June 2002. Sales for the business up to the date of disposition were $9.4; operating profit was not significant. In connection with this transaction, the Company recorded a nonrecurring charge of $4.3 related to employee separation and other disposal costs. Proceeds from the sale, which were not material, were used to reduce current borrowings.

NEW ACCOUNTING STANDARDS

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133 (FAS 133), Accounting for Derivative Instruments and Hedging Activities. FAS 133 establishes accounting and reporting standards for derivative instruments, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The effect of adopting this Standard was not material.

Statement of Financial Accounting Standards No. 144 (FAS 144), Accounting for the Impairment or Disposal of Long-lived Assets was issued in August 2001. FAS 144 establishes accounting and reporting standards for impairment of long-lived assets. FAS 144 is effective for fiscal years beginning after December 15, 2001 and in 2002, the Company adopted this standard without material impact to reported results.

Statement of Financial Accounting Standards No. 146 (FAS 146), Accounting for Costs Associated with Exit or Disposal Activities was issued in June 2002. FAS 146 establishes accounting and reporting standards for exit or disposal activities initiated after December 31, 2002, and requires such costs to be recognized when the liability is incurred and not at project initiation. The Company will comply with the provisions of FAS 146.

Statement of Financial Accounting Standards No. 148 (FAS 148), Accounting for Stock-Based Compensation – Transition and Disclosure was issued in December 2002. FAS 148 provides alternate methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The Company has elected to continue to use the intrinsic method of accounting for stock-based awards to employees.

No compensation expense has been recognized other than for restricted stock awards.

The Financial Accounting Standards Board issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, and No. 46, Consolidation of Variable Interest Entities. The Company has evaluated these interpretations and does not believe they apply to the Company.

FINANCIAL CONDITION

Cash, cash equivalents and short-term investments totaled $15.2 at December 31, 2002 compared to $48.9 and $129.2 at December 31, 2001 and 2000, respectively. Short-term investments are high-quality, readily marketable instruments. Working capital totaled $507.3 at year-end 2002, compared to $336.1 and $409.9 at December 31, 2001 and 2000, respectively; the 2000 amount excludes commercial paper borrowings used to finance the BBA acquisition to the extent they were later refinanced with long-term debt. Gross additions to property, plant and equipment were $81.8, $52.0 and $60.7 in 2002, 2001 and 2000, respectively, and are expected to approximate $85.0 in 2003.

Long-term debt was $1,007.1 and $939.4 at December 31, 2002 and December 31, 2001, respectively. Long-term debt includes $63.5 and $8.3 of deferred interest rate swap gains at December 31, 2002 and 2001, respectively. In July 2002, the Company entered into a five-year Euro 350.0 (approximately $350.0 at December 31, 2002) multi-currency revolving credit agreement. The Company cancelled and repaid all borrowings under an existing Euro 140.0 facility. Also in July 2002, the Company exercised an option under its $500.0 U.S. dollar revolving credit facility and cancelled the $200.0 364 day portion of that agreement. The remaining portion of the facility, which serves as backstop for the Company's commercial paper program, continues until September 2006. There have been no borrowings under this facility. The Company compensates the banks participating in this credit facility in the form of fees, the amounts of which are not significant. At December 31, 2002, the Company's outstanding commercial paper totaled $38.0 at an average interest rate of 1.6% compared to $204.2 at December 31, 2001 at an average interest rate of 2.9%. Commercial paper maturities did not extend beyond January 21, 2003.

During 2002, the Company entered into agreements for the sale and leaseback of its Hazlet and South Brunswick, New Jersey facilities. Under the terms of the sale, the Company sold the land, building and associated improvements at these facilities to an unrelated third party for $48.0 in cash. The net book value of these assets approximated $20.3. The gain realized on the sale, approximating $26.7, has been deferred and will be credited to income over the 22-year lease term. At December 31, 2002, the unamortized portions of the deferred gain of $24.8 and $1.2 are included in the balance sheet captions Retirement and other liabilities and Other current liabilities, respectively. The lease agreements provide for renewal options of up to 30 years. Payments under the leases approximate $4.2 annually and commenced in July 2002. Total lease payments for 2002 were $2.1 and for 2003 to 2007 are $4.2 annually; the aggregate lease obligation is $92.4. The leases are classified as operating leases.

In April 2000, the Company announced a plan to repurchase up to 7.5 million shares of its common stock. In September 2000, the Company announced a plan to increase its share repurchase program by $100.0. The Company completed the April 2000 program during 2001 and the September 2000 program during 2002. On October 22, 2002, the Company's Board of Directors authorized a new share repurchase program of $100.0, which is expected to be completed over the next two years. Under these plans, the Company purchased $72.3, $71.2 and $201.0 of treasury stock in 2002, 2001 and 2000, respectively. Repurchases were made from time to time on the open market or through private transactions. The repurchased shares are available for use in connection with the Company's employee benefit plans and for other general corporate purposes.

The Company anticipates that all financing requirements will be funded from operations and credit facilities currently in place. Cash flows from operations are sufficient to fund the Company's anticipated capital spending, dividends and other requirements including debt reduction; the Company anticipates reducing debt by approximately $100.0 in 2003. The Company may dispose of additional non-core assets; any related proceeds will be used primarily to reduce debt.

The dividend per share in 2002, 2001 and 2000 was, respectively, $.60, $.60 and $1.29. In September 2000, the Board of Directors reduced the Company's quarterly dividend by 60%, to $.15 per share, beginning with the fourth quarter 2000 dividend. The dividend per share has not changed since that date. The Company paid dividends totaling $56.8, $57.6 and $155.5 in 2002, 2001 and 2000, respectively.

The cumulative translation adjustment component of Accumulated other comprehensive income was ($138.2) at December 31, 2002, compared to ($156.3) at December 31, 2001. The change results principally from the weakening of the U.S. dollar against the Euro. The Minimum pension liability adjustment component of Accumulated other comprehensive income was ($75.0) at December 31, 2002 compared to ($20.0) at December 31, 2001. This change reflects lower pension asset values coupled with a reduction in the discount rate assumptions used to calculate pension liabilities. The Accumulated gain on derivatives qualifying as hedges was $0.7 at December 31, 2002 compared to an Accumulated loss of ($2.3) at December 31, 2001.

Compliance with existing governmental requirements regulating the discharge of materials into the environment has not materially affected the Company's operations, earnings or competitive position. In 2002, the Company spent approximately $2.7 on capital projects and about $13.4 in operating expenses and governmental charges for the purpose of complying with such regulations. Expenditures for these purposes will continue for the foreseeable future. In addition, the Company is party to a number of proceedings brought under the Comprehensive Environmental Response, Compensation and Liability Act or similar state statutes. It is expected that the impact of any judgments in or voluntary settlements of such proceedings will not be material to the Company's financial condition, results of operations or liquidity.

MARKET RISK

The Company is exposed to market risk from foreign currency exchange rates, interest rates and commodity price fluctuations. The Company evaluates and manages volatility relating to these exposures on a global basis to take advantage of netting opportunities that may exist. Identified net exposures are managed employing a number of techniques including but not limited to borrowings in local currencies and the use of certain derivative instruments.

The Company operates on a global basis and, accordingly, is exposed to currency fluctuation related to the manufacture and sale of its products in currencies other than the U.S. dollar. The major foreign currencies involve the markets in the European Union, Mexico, Brazil, China, Indonesia and Japan, although all regions in the world are subject to foreign currency fluctuations versus the U.S. dollar and other cross-currency rates. The Company actively monitors its foreign currency exposures in all major markets in which it operates, and employs a variety of techniques to mitigate the impact of exchange rate fluctuations, including foreign currency hedging activities. The Company enters into foreign currency forward contracts with the objective of reducing exposure to cash flow volatility associated with foreign currency receivables and payables, and with anticipated purchases of certain raw materials used in operations. The notional amount and maturity dates of such contracts match those of the underlying transactions. At December 31, 2002 and 2001, the Company had outstanding foreign currency forward contracts with notional amounts approximating $131.4 and $97.3, respectively. The Company has designated these contracts as qualified fair value and cash flow hedges as appropriate. Accordingly, the effective portion of any gain or loss on a derivative instrument reported as a cash flow hedge is reported as a component of Accumulated Other Comprehensive Income and recognized in earnings in the same period or periods during which the hedged transaction affects earnings. The Company had no ineffective foreign currency forward contracts at December 31, 2002 or 2001.

The Company employs various interest rate swaps and debt issuances with the objective of managing and optimizing its interest rate exposure. The Company has entered into a series of swaps for a $700.0 notional amount which effectively converts the fixed 6.45% coupon interest rate to a variable short-term rate based upon the London InterBank Offered Rate (LIBOR) plus an interest markup. During 2001 and 2002, the Company periodically amended the swaps, which changed the short-term LIBOR basis and the related spread. As a result of market conditions and changes in the value of the swaps, the counterparty paid the Company $56.5, including accrued interest of $6.5 in 2002, and $19.9, including accrued interest of $3.3 in 2001. The swap gains are deferred, classified as a separate element of long-term debt and amortized to income as a reduction in interest expense over the remaining term of the debt. As a result of these transactions, at December 31, 2002, the effective interest rate on the 6.45% Notes approximated 3.4% compared to 3.7% at December 31, 2001. In 2002, the Company entered into a series of swaps to convert its long-term Japanese Yen borrowings from fixed-rate to short-term Japanese Yen LIBOR rates. There was no cash settlement for these swaps, which effectively convert the 1.74% and 2.45% long-term Yen notes to a blended effective rate of 1.7%. All interest rate swaps are designated as qualified fair value hedges; there were no ineffective interest rate swaps at December 31, 2002 or December 31, 2001.

CRITICAL ACCOUNTING POLICIES AND USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to use judgement and to make estimates and assumptions that affect reported assets, liabilities, revenues and expenses; actual results may differ from such estimates. The diversity of the Company's products, customers, geographic operations, sources of supply and markets reduces the risk that any one event would have a severe impact on the Company's operating results. The Company recognizes revenue when products are shipped and title and risk of loss transfer to the customer. The greatest complexity of the Company's business is in the area of the research and development and creation of new products, for which all costs are expensed as incurred.

Those areas requiring the greatest degree of management judgement or deemed most critical to the Company's financial reporting involve:

- The periodic assessment of potential impairment of intangible assets acquired in business combinations;
- Recoverability and realization of assets, most notably in lesser developed areas of the world where fluctuating currencies and frequently unsettled economic conditions can create uncertainty;
- The ongoing assessment of the valuation of inventory, given the large number of natural ingredients employed, the quality of which may be diminished over time;
- The determination of financial instruments employed as effective hedges of cash flows or market risk exposures; and
- The evaluation of potential environmental liabilities, where frequently changing rules and regulations require constant reassessment of related practices as well as underlying costs.

Management believes that full consideration has been given to all relevant circumstances that the Company may be currently subject to, and the financial statements accurately reflect management's best estimate of the results of operations, financial condition and cash flows of the Company for the years presented.

CAUTIONARY STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Statements in this Annual Report, which are not historical facts or information, are "forward-looking statements" within the meaning of The Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's reasonable current assumptions and expectations. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results of the Company to be materially different from any future results expressed or implied by such forward-looking statements, and there can be no assurance that actual results will not differ materially from management's expectations. Such factors include, among others, the following: general economic and business conditions in the Company's markets, including economic and political uncertainties; interest rates; the price and availability of raw materials; the Company's ability to implement its business strategy, including the achievement of anticipated cost savings, profitability and growth targets; the impact of currency fluctuation or devaluation in the Company's principal foreign markets and the success of the Company's hedging and risk management strategies; the impact of possible pension funding obligations and increased pension expense on the Company's cash flow and results of operations; and effect of legal and regulatory proceedings, as well as restrictions imposed on the Company, its operations or its representatives by foreign governments.

The Company intends its forward-looking statements to speak only as of the time of such statements and does not undertake to update or revise them as more information becomes available or to reflect changes in expectations, assumptions or results.

REPORT OF MANAGEMENT

The accompanying consolidated financial statements of International Flavors & Fragrances Inc. have been prepared by management in conformity with accounting principles generally accepted in the United States of America and necessarily include amounts that are based on management's best estimates and judgement. The audit report on the Company's financial statements by PricewaterhouseCoopers LLP, independent accountants, is based on the result of their audits, which were performed in accordance with generally accepted auditing standards.

The Company maintains an internal control structure and related systems, policies and procedures designed to provide reasonable assurance that assets are safeguarded and transactions are properly recorded and executed in accordance with management's authorization so that the accounting records can be relied upon for the preparation of financial statements. The Company's control system is enhanced through a formal Code of Conduct that establishes standards for professional conduct and integrity for employees worldwide. The Company also has an internal audit function that evaluates and formally reports to management and the Audit Committee of the Board of Directors on the adequacy and effectiveness of controls, policies and procedures.

The Audit Committee of the Board of Directors is composed entirely of non-employee directors. The Committee meets periodically and independently throughout the year with management, the internal auditors and the independent accountants to discuss the Company's internal accounting controls, auditing and financial reporting matters. The internal auditors and independent accountants have unrestricted access to the Audit Committee.

It is management's opinion that IFF's policies and procedures and the system of internal controls currently in place provide reasonable assurance that operations are managed in a responsible and professional manner and with the highest standard of business conduct.



Richard A. Goldstein
Chairman of the Board and Chief Executive Officer



Douglas J. Wetmore
Senior Vice President and Chief Financial Officer

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of International Flavors & Fragrances Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statement of income, cash flows and shareholders' equity present fairly, in all material respects, the financial position of International Flavors & Fragrances Inc. and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," effective January 1, 2002 and Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," effective January 1, 2001.



New York, New York
January 27, 2003

CONSOLIDATED STATEMENT OF INCOME

(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)	Year Ended December 31,		
	2002	2001	2000
Net sales	$1,809,249	$1,843,766	$1,462,795
Cost of goods sold	1,035,835	1,063,433	831,653
Research and development expenses	144,027	135,248	112,671
Selling and administrative expenses	305,156	313,335	258,653
Amortization	12,632	46,089	7,032
Nonrecurring charges	11,737	30,069	41,273
Interest expense	37,036	70,424	25,072
Other (income) expense, net	(3,591)	(2,609)	2,314
	1,542,832	1,655,989	1,278,668
Income before taxes on income	266,417	187,777	184,127
Taxes on income	90,473	71,775	61,122
Net income	$ 175,944	$ 116,002	$ 123,005

	2002	2001	2000
Net income per share – basic	$1.86	$1.21	$1.22
Net income per share – diluted	$1.84	$1.20	$1.22

See Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEET

(DOLLARS IN THOUSANDS)	December 31,	
ASSETS	2002	2001
Current Assets:		
Cash and cash equivalents	$ 14,858	$ 48,521
Short-term investments	307	384
Receivables:		
Trade	327,306	328,858
Allowance for doubtful accounts	(12,933)	(10,835)
Other	24,234	22,335
Inventories	421,603	415,984
Deferred income taxes	67,176	77,449
Prepaid expenses	24,198	13,665
Total Current Assets	866,749	896,361
Property, Plant and Equipment, net	520,499	532,473
Goodwill, net	642,655	648,975
Intangible Assets, net	140,048	146,945
Other Assets	62,743	43,297
Total Assets	$2,232,694	$2,268,051

	December 31,	
LIABILITIES AND SHAREHOLDERS' EQUITY	2002	2001
Current Liabilities:		
Bank loans and current portion of long-term debt	$ 11,684	$ 23,716
Commercial paper	37,979	204,229
Accounts payable	104,007	85,659
Accrued payrolls and bonuses	36,250	39,227
Dividends payable	14,138	14,215
Income taxes	38,496	49,841
Other current liabilities	116,943	143,327
Total Current Liabilities	359,497	560,214
Other Liabilities:		
Long-term debt	1,007,085	939,404
Deferred income taxes	–	44,553
Retirement and other liabilities	291,434	199,710
Total Other Liabilities	1,298,519	1,183,667
Commitments and Contingencies (Note 17)		
Shareholders' Equity:		
Common stock 12½¢ par value; authorized 500,000,000 shares; issued 115,761,840 shares	14,470	14,470
Capital in excess of par value	109,735	126,170
Restricted stock	(5,723)	(1,440)
Retained earnings	1,382,539	1,263,344
Accumulated other comprehensive income:		
Cumulative translation adjustment	(138,175)	(156,266)
Accumulated gains/(losses) on derivatives qualifying as hedges (net of tax)	733	(2,261)
Minimum pension liability adjustment (net of tax)	(75,038)	(20,009)
	1,288,541	1,224,008
Treasury stock, at cost – 21,507,668 shares in 2002 and 20,996,954 shares in 2001	(712,876)	(698,851)
Note receivable from officer	(987)	(987)
Total Shareholders' Equity	574,678	524,170
Total Liabilities and Shareholders' Equity	$2,232,694	$2,268,051

See Notes to Consolidated Financial Statements

(DOLLARS IN THOUSANDS)	Year Ended December 31, 2002	2001	2000
Cash flows from operating activities:			
Net income	$ 175,944	$ 116,002	$ 123,005
Adjustments to reconcile to net cash provided by operations:			
Depreciation and amortization	84,458	123,493	69,344
Deferred income taxes	(6,381)	(18,113)	(30,496)
Changes in assets and liabilities:			
Current receivables	15,452	8,925	15,261
Inventories	17,259	(1,207)	64,591
Current payables	(27,623)	(20,076)	22,017
Other, net	(15,765)	(27,519)	5,388
Net cash provided by operations	243,344	181,505	269,110
Cash flows from investing activities:			
Proceeds from investments	257	8,250	1,566
Purchases of investments	(176)	(19,786)	(1,111)
Acquisition of minority interest	(11,791)	–	–
Investments in acquired businesses, net of cash received	–	–	(953,295)
Additions to property, plant and equipment	(81,815)	(52,016)	(60,696)
Proceeds from disposal of assets	64,634	14,900	11,301
Net cash used in investing activities	(28,891)	(48,652)	(1,002,235)
Cash flows from financing activities:			
Cash dividends paid to shareholders	(56,826)	(57,618)	(155,502)
Net change in bank loans	(14,774)	(13,088)	5,164
Net change in commercial paper outstanding	(166,250)	(605,123)	746,152
Proceeds from long-term debt	282,329	580,545	413,747
Repayments of long-term debt	(251,837)	(49,705)	(1,903)
Proceeds from issuance of stock under stock option and employee stock purchase plans	29,579	6,842	1,387
Purchase of treasury stock	(72,273)	(71,234)	(200,953)
Net cash provided by (used in) financing activities	(250,052)	(209,381)	808,092
Effect of exchange rate changes on cash and cash equivalents	1,936	(3,820)	(8,233)
Net change in cash and cash equivalents	(33,663)	(80,348)	66,734
Cash and cash equivalents at beginning of year	48,521	128,869	62,135
Cash and cash equivalents at end of year	$ 14,858	$ 48,521	$ 128,869

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

(DOLLARS IN THOUSANDS)	Common stock	Capital in excess of par value	Restricted stock	Retained earnings	Accumulated other comprehensive income	Treasury stock		Note receivable from officer	Total comprehensive income
						Shares	Cost		
Balance at January 1, 2000	$14,470	$134,480	$ –	$1,211,790	$ (57,135)	(10,939,915)	$(445,108)	$ –	
Net income				123,005	–				$123,005
Cumulative translation adjustment					(20,443)				(20,443)
Total comprehensive income									$102,562
Cash dividends declared				(130,234)					
Stock options		(1,439)				79,297	2,826		
Reacquired shares						(7,475,178)	(200,953)		
Balance at December 31, 2000	14,470	133,041	–	1,204,561	(77,578)	(18,335,796)	(643,235)	–	
Net income				116,002					$116,002
Cumulative translation adjustment					(78,688)				(78,688)
Accumulated losses on derivatives qualifying as hedges (net of tax)					(2,261)				(2,261)
Minimum pension liability adjustment (net of tax)					(20,009)				(20,009)
Total comprehensive income									$ 15,044
Cash dividends declared				(57,219)					
Stock options		(3,941)				187,056	9,623	(987)	
Reacquired shares						(3,019,100)	(71,234)		
Restricted stock award		(2,930)	(3,065)			170,886	5,995		
Amortization			1,625						
Balance at December 31, 2001	14,470	126,170	(1,440)	1,263,344	(178,536)	(20,996,954)	(698,851)	(987)	
Net income				175,944					$175,944
Cumulative translation adjustment					18,091				18,091
Accumulated gains on derivatives qualifying as hedges (net of tax)					2,994				2,994
Minimum pension liability adjustment (net of tax)					(55,029)				(55,029)
Total comprehensive income									$142,000
Cash dividends declared				(56,749)					
Stock options		(15,652)				1,582,486	51,581		
Reacquired shares						(2,293,200)	(72,273)		
Restricted stock award		(783)	(5,884)			200,000	6,667		
Amortization			1,601						
Balance at December 31, 2002	$14,470	$109,735	$(5,723)	$1,382,539	$(212,480)	(21,507,668)	$(712,876)	$(987)	

See Notes to Consolidated Financial Statements

NOTE 1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and accompanying disclosures. These estimates are based on management's best knowledge of current events and actions the Company may undertake in the future. Actual results may ultimately differ from estimates, although management does not believe such changes will materially affect the financial statements in any individual year.

Nature of Operations The Company is a leading creator and manufacturer of flavors and fragrances used by others to impart or improve flavor or fragrance in a wide variety of consumer products. The Company's products are sold principally to manufacturers of perfumes and cosmetics, hair and other personal care products, soaps and detergents, cleaning products, dairy, meat and other processed foods, beverages, snacks and savory foods, confectionery, sweet and baked goods, and pharmaceutical and oral care products.

Principles of Consolidation The consolidated financial statements include the accounts of the Company and all subsidiaries.

Revenue Recognition Revenue is recognized when products are shipped and title and risk of loss transfer to the customer.

Foreign Currency Translation The assets and liabilities of non-U.S. subsidiaries are translated into U.S. dollars at year-end exchange rates. Income and expense items are translated at average exchange rates during the year. Cumulative translation adjustments are shown as a separate component of Shareholders' Equity.

Through December 31, 2000, for certain subsidiaries that operated in U.S. dollars, or that operated in a highly inflationary environment, inventory and property, plant and equipment were translated using the exchange rates at the time of acquisition. All other assets and liabilities were translated at year-end exchange rates. Except for inventories charged to cost of goods sold and depreciation, which were remeasured for historical rates of exchange, all income and expense items were translated at average exchange rates. Gains and losses as a result of remeasurements were included in income.

Research and Development All costs associated with research and development are expensed as incurred.

Inventories Inventories are stated at the lower of cost (generally on an average basis) or market.

Cash Equivalents Cash equivalents include highly liquid investments with maturities of three months or less at date of purchase.

Property, Plant and Equipment Property, plant and equipment are recorded at cost. Depreciation is calculated on a straight-line basis, principally over the following estimated useful lives: buildings and improvements, 10 to 40 years; machinery, equipment and software, 3 to 10 years; and leasehold improvements, the estimated life of the improvements or the remaining term of the lease, whichever is shorter.

The Company reviews its long-lived assets for impairment when events or changes in business conditions indicate that their full carrying value may not be recovered. An estimate of undiscounted future cash flows produced by an asset or group of assets is compared to the carrying value to determine whether an impairment exists. If assets are determined to be impaired, the loss is measured based on an estimate of fair value using various valuation techniques, including a discounted estimate of future cash flows.

Goodwill and Other Intangible Assets Identifiable intangible assets include patents, trademarks and other intellectual property valued at acquisition through independent appraisals, and are amortized on a straight-line basis over periods ranging from 7 to 20 years. Through December 31, 2001, goodwill arising from business acquisitions was amortized on a straight-line basis over its estimated useful life, which was generally 20 years.

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142 (FAS 142), Goodwill and Other Intangible Assets. FAS 142 eliminates the amortization of goodwill and indefinite-lived intangibles and requires an evaluation of potential impairment upon adoption, and at least annually thereafter. FAS 142 also prescribes that other indefinite-lived intangibles be included with goodwill.

Fair values for goodwill and indefinite-lived intangibles are determined based on discounted cash flows, market multiples or appraised values, as appropriate.

Income Taxes Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes, based on tax laws as currently enacted. Additional taxes which would result from distributions by subsidiary companies to the parent are provided to the extent such dividends are anticipated. No provision is made for additional taxes on undistributed earnings of subsidiary companies that are intended to be permanently invested in such subsidiaries. As a result, no income tax is attributable to the currency translation component of other comprehensive income.

Retirement Benefits Current service costs of retirement plans and postretirement health care and life insurance benefits are accrued currently. Prior service costs resulting from improvements in these plans are amortized over periods ranging from 10 to 20 years.

Financial Instruments Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133 (FAS 133), Accounting for Derivative Instruments and Hedging Activities. FAS 133, as amended, requires that every derivative instrument be recorded in the balance sheet as either an asset or liability, measured at its fair value. The cumulative effect of adoption of FAS 133 did not result in a material impact on the Company's financial position, results of operations or cash flows.

It is the Company's policy to enter into derivative instruments with terms that match the underlying exposure being hedged. As such, the Company's derivative instruments are considered highly effective and the net gain or loss from hedge ineffectiveness was not material.

The Company's derivative instruments that qualify for hedge accounting are primarily designated as either fair value hedges or cash flow hedges. For fair value hedges, changes in fair value of the derivative as well as the offsetting changes in fair value of the hedged item are recognized in earnings each period. For cash flow hedges, changes in fair value of the derivative are recorded in other comprehensive income and are recognized in earnings when the offsetting effect of the hedged item is also recognized in earnings.

Risks and Uncertainties The diversity of the Company's products, customers and geographic operations significantly reduces the risk that a severe impact will occur in the near term as a result of changes in its customer base, competition, sources of supply or markets. It is unlikely that any one event would have a severe impact on the Company's operating results.

Software Costs The Company capitalizes direct internal and external development costs associated with internal-use software. Neither preliminary evaluation costs nor costs associated with the software after implementation are capitalized.

Shipping and Handling Costs Net sales include shipping and handling charges billed to customers. Cost of goods sold include all costs incurred in connection with shipping and handling.

New Accounting Standards Statement of Financial Accounting Standards No. 144 (FAS 144), Accounting for the Impairment or Disposal of Long-lived Assets, was issued in August 2001. FAS 144 establishes accounting and reporting standards for impairment of long-lived assets. FAS 144 is effective for fiscal years beginning after December 15, 2001. The Company adopted this standard without material impact to reported results.

Statement of Financial Accounting Standards No. 146 (FAS 146), Accounting for Costs Associated with Exit or Disposal Activities was issued in June 2002. FAS 146 establishes accounting and reporting standards for exit or disposal activities initiated after December 31, 2002, and requires such costs to be recognized when the liability is incurred and not at project initiation. The Company will comply with the provisions of FAS 146.

Statement of Financial Accounting Standards No. 148 (FAS 148), Accounting for Stock-Based Compensation – Transition and Disclosure was issued in December 2002. FAS 148 provides alternate methods of transition for a voluntary change to fair value based method of accounting for stock-based employee compensation. The Company has elected to continue to use the intrinsic method of accounting for stock-based awards to employees. No compensation expense has been recognized other than for restricted stock awards.

The Financial Accounting Standards Board issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, and No. 46, Consolidation of Variable Interest Entities. The Company has evaluated these interpretations and does not believe they apply to the Company.

Net Income Per Share Net income per share is based on the weighted average number of shares outstanding. A reconciliation of the number of shares used in the computations of basic and diluted net income per share is as follows:

	Number of Shares		
(SHARES IN THOUSANDS)	2002	2001	2000
Basic	94,511	95,770	101,073
Dilution under stock plans	1,362	1,049	20
Diluted	95,873	96,819	101,093

Net income used in the computation of basic and diluted net income per share is not affected by the assumed issuance of stock under the Company's stock plans.

Options to purchase 3,505,414, 4,138,020, and 5,430,857 shares were outstanding in 2002, 2001 and 2000, respectively, but were not included in the computation of diluted net income per share because the options' exercise prices were greater than the average market price of the common shares in the respective years.

Stock Plans At December 31, 2002, the Company had stock-based compensation plans which are described more fully in Note 12. The Company applies the recognition and measurement principles of Accounting Principles Board Opinion No. 25,

Accounting for Stock Issued to Employees, and related Interpretations in accounting for these plans. No compensation expense for employee stock options is reflected in net earnings, as all options granted under such plans had an exercise price not less than the market value of the common stock on the date of the grant. Net income includes compensation expense related to restricted stock. The following table illustrates the effect on net income and net income per share if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards No. 123 for the years ended December 31, 2002, 2001 and 2000:

(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)	2002	2001	2000
Net income, as reported	$175,944	$116,002	$123,005
Deduct:			
Total stock-based employee compensation expense determined under fair value method for all stock option awards, net of related tax effects	16,008	14,092	11,957
Pro-forma net income	$159,936	$101,910	$111,048
Net income per share:			
Basic – as reported	$1.86	$1.21	$1.22
Basic – pro-forma	$1.69	$1.06	$1.10
Diluted – as reported	$1.84	$1.20	$1.22
Diluted – pro-forma	$1.67	$1.05	$1.10

These pro-forma amounts may not be representative of future disclosures because the estimated fair value of stock options is amortized to expense over the vesting period, and additional options may be granted in future years.

Reclassifications Certain reclassifications have been made to the prior years' financial statements to conform to 2002 classifications.

NOTE 2. NONRECURRING CHARGES

In October 2000, the Company announced a reorganization including management changes, consolidation of production facilities and related actions.

In June 1999, the Company undertook to close certain manufacturing, distribution and sales facilities in all geographic regions in which the Company operates.

In connection with these actions, the Company initiated two separate voluntary retirement incentive programs for United States-based employees meeting certain eligibility requirements. During 2000, approximately 150 employees accepted enhanced retirement benefits under these two programs, resulting in nonrecurring pretax charges of $23.8 million. In addition, during 2000, the Company recognized additional nonrecurring charges of $17.5 million, essentially all of which related to employee separation costs and other reorganization activities.

Nonrecurring charges by region were as follows:

(DOLLARS IN THOUSANDS)	2002	2001
North America	$ 5,565	$14,722
Europe	5,814	4,172
Asia Pacific	358	8,542
Latin America	–	2,633
India Region	–	–
	$11,737	$30,069

Nonrecurring charges in 2000 were $41.3 million, essentially all of which related to United States-based operations. There were no significant non-cash related elements in the 2002, 2001 or 2000 charges.

Movements in accruals related to these charges were as follows:

(DOLLARS IN THOUSANDS)	Employee-Related	Asset-Related and Other	Total
Balance January 1, 2000	$ 9,622	$ 1,586	$ 11,208
Additional charges	37,095	4,178	41,273
Cash and other costs	(22,338)	(3,711)	(26,049)
Balance December 31, 2000	24,379	2,053	26,432
Additional charges	10,083	19,986	30,069
Cash and other costs	(27,474)	(21,294)	(48,768)
Balance December 31, 2001	6,988	745	7,733
Additional charges	4,340	7,397	11,737
Cash and other costs	(7,899)	(7,721)	(15,620)
Balance December 31, 2002	$ 3,429	$ 421	$ 3,850

The balance of the accruals is expected to be utilized in 2003 in connection with the final decommissioning and disposal of affected equipment and as severance obligations to affected employees are satisfied. Approximately 700 employees have been affected by the programs.

NOTE 3. ACQUISITIONS AND DIVESTITURES

On November 3, 2000, the Company acquired BBA; total consideration paid, including transaction costs, approximated $970.0 million. BBA operating results are included in the Company's consolidated results from November 3, 2000.

The acquisition was accounted for as a purchase business combination; the purchase price has been allocated to assets acquired and liabilities assumed based on their fair values at the date of acquisition. The excess of the purchase price over the estimated value of tangible and identified intangible assets acquired was recorded as goodwill. Other intangible assets include patents, trademarks and other intellectual property owned or developed by BBA. The Company completed final determination of the purchase price during 2001 when it established accruals relating to employee separation costs, facility closure costs and other actions relating to the integration of BBA into IFF. Such costs are a component of the purchase accounting and do not directly impact current earnings.

As a result of finalizing acquisition accounting during 2001, the Company increased tangible assets by $5.2 million, goodwill by $105.0 million and decreased intangible assets by $22.8 million.

The following unaudited pro-forma results of operations give effect to the BBA acquisition as if it had occurred as of January 1, 2000 and results reflect the final acquisition accounting adjustments completed in 2001.

(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)	2000
Net sales	$1,880,612
Net income	80,953
Net income per share – basic	$0.80
Net income per share – diluted	$0.80

(DOLLARS IN THOUSANDS)	
Allocation of purchase price:	
Fair value of assets acquired, including goodwill, net of cash	$1,253,044
Cash paid for common stock and transaction costs	(970,000)
Liabilities assumed	$ 283,044

Movements in acquisition accounting accruals were as follows:

(DOLLARS IN THOUSANDS)	Employee-Related	Asset-Related and Other	Total
Balance January 1, 2001	$ 4,103	$ 6,230	$ 10,333
Additional charges	41,012	24,961	65,973
Cash and other costs	(31,259)	(21,325)	(52,584)
Balance December 31, 2001	13,856	9,866	23,722
Cash and other costs	(7,850)	(8,797)	(16,647)
Balance December 31, 2002	$ 6,006	$ 1,069	$ 7,075

The balance of the accruals is expected to be utilized in 2003 in connection with the disposal of affected equipment and facilities, and as severance obligations to affected employees are satisfied.

In October 2001, the Company sold its formulated fruit and vegetable preparation businesses in the United States and Brazil. Sales for the business up to the date of disposition were approximately $23.0 million with operating profit of approximately $2.2 million. In connection with this transaction the Company recorded a nonrecurring charge of $7.4 million related to employee separation and other disposal costs. Proceeds from the sale, which were not material, were used to reduce current borrowings.

In December 2001, the Company sold its aroma chemicals business located in Widnes, the United Kingdom. This business was acquired as part of the BBA purchase. Sales for the business up to the date of disposition were $36.7 million with operating profit of approximately $1.5 million. Proceeds from the sale, which were not material, were used to reduce current borrowings. No gain or loss was recognized as a result of this transaction.

The Company sold its concentrate business based in Oregon in June 2002. Sales for the business up to the date of disposition were $9.4 million; operating profit was not significant. In connection with this transaction, the Company recorded a nonrecurring charge of $4.3 million related to employee separation and other disposal costs. Proceeds from the sale, which were not material, were used to reduce current borrowings.

NOTE 4. MARKETABLE SECURITIES

Marketable securities are included in cash equivalents or short-term investments, as appropriate. At both December 31, 2002 and 2001, marketable securities totaling $0.1 million were available for sale and recorded at fair value that approximated cost. Realized gains and losses on the sale of marketable securities were not material.

NOTE 5. INVENTORIES

	December 31,	
(DOLLARS IN THOUSANDS)	2002	2001
Raw materials	$222,161	$212,270
Work in process	12,680	10,853
Finished goods	186,762	192,861
	$421,603	$415,984

NOTE 6. PROPERTY, PLANT AND EQUIPMENT, NET

	December 31,	
(DOLLARS IN THOUSANDS)	2002	2001
Land	$ 35,249	$ 36,747
Buildings and improvements	221,899	278,603
Machinery, equipment and software	630,252	620,116
Construction in progress	62,814	40,164
	950,214	975,630
Accumulated depreciation	429,715	443,157
	$520,499	$532,473

NOTE 7. INTANGIBLE ASSETS, NET

Effective January 1, 2002, the Company adopted FAS 142; adoption eliminated annual goodwill amortization expense of approximately $33.0 million. FAS 142 also prescribes that other indefinite-lived intangibles be included with goodwill. In 2002, certain intangibles were reclassified as indefinite-lived intangibles in accordance with the provisions of FAS 142. The following tables reflect the reclassification of other indefinite-lived intangibles from Trademarks and other to Goodwill on adoption of FAS 142 and the net income per share effect of this change for the years ended December 31, 2002 and 2001. Amortization expense for the year ended December 31, 2002 was $12.6 million; estimated annual amortization from 2003 to 2006 is $12.6 million and $11.3 million in 2007.

During 2002, the Company completed its assessment of the impact of adopting the impairment provisions of this standard, and concluded it has no impairment of goodwill at this time.

	December 31, 2002	
(DOLLARS IN THOUSANDS)	Gross carrying value	Accumulated amortization
Goodwill	$684,189	$41,534
Other indefinite-lived intangibles	19,200	1,184
Trademarks and other	149,786	27,754
Total	$853,175	$70,472

	December 31, 2001	
(DOLLARS IN THOUSANDS)	Gross carrying value	Accumulated amortization
Goodwill	$690,509	$41,534
Trademarks and other	163,251	16,306
Total	$853,760	$57,840

(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)	Year ended December 31, 2002	2001
Reported net income	$175,944	$116,002
Add back: Goodwill amortization	–	32,774
Adjusted net income	$175,944	$148,776
Basic Net Income Per Share		
Reported net income	$1.86	$1.21
Goodwill amortization	–	0.34
Adjusted net income	$1.86	$1.55
Diluted Net Income Per Share		
Reported net income	$1.84	$1.20
Goodwill amortization	–	0.34
Adjusted net income	$1.84	$1.54

NOTE 8. SALE AND LEASEBACK TRANSACTION

During 2002, the Company entered into agreements for the sale and leaseback of its Hazlet and South Brunswick, New Jersey facilities. Under the terms of the sale, the Company sold the land, building and associated improvements at these facilities to an unrelated third party for $48.0 million in cash. The net book value of these assets approximated $20.3 million. The gain realized on the sale, approximating $26.7 million, has been deferred and will be credited to income over the 22-year lease term. At December 31, 2002, the unamortized portions of the deferred gain of $24.8 million and $1.2 million are included in the balance sheet captions Retirement and other liabilities and Other current liabilities, respectively. The lease agreements provide for renewal options of up to 30 years. Payments under the leases approximate $4.2 million annually and commenced in July 2002. Total lease payments for 2002 were $2.1 million and for 2003 to 2007 are $4.2 million annually; the aggregate lease obligation is $92.4 million. The leases are classified as operating leases.

NOTE 9. BORROWINGS

Debt consists of the following at December 31:

(DOLLARS IN THOUSANDS)	Rate	Maturities	2002	2001
Commercial paper (U.S.)			$ 37,979	$ 204,229
Bank loans			10,979	21,916
Current portion of long-term debt			705	1,800
Total current debt			49,663	227,945
U.S. dollars	6.45%	2006	699,112	698,800
Euro facility	4.79%	2005–06	106,018	101,500
Japanese Yen notes	2.45%	2008–11	126,824	115,300
Japanese Yen notes	1.74%	2005	10,012	9,100
Other		2004–06	1,587	6,404
			943,553	931,104
Deferred realized gains on interest rate swaps			57,868	15,571
FAS 133 adjustment			5,664	(7,271)
Total long-term debt			1,007,085	939,404
Total debt			$1,056,748	$1,167,349

The Company utilizes commercial paper to supplement long-term borrowings. At December 31, 2002, outstanding commercial paper had an effective interest rate of 1.6% compared to 2.9% at December 31, 2001. Commercial paper maturities did not extend beyond January 21, 2003.

In July 2002, the Company entered into a five-year Euro 350 million (approximately $350.0 million at December 31, 2002), multi-currency revolving credit facility agreement. The Company cancelled and repaid all borrowings under an existing Euro 140 million credit facility.

In May 2001, the Company issued $700.0 million of 6.45% Notes; the Notes mature May 15, 2006. In November 2001, the Company issued Yen 15.15 billion in seven-year and ten-year notes.

The Company reduced its U.S. revolving credit agreement to $500.0 million at December 31, 2001 from $1,300.0 million at December 31, 2000. This revolving credit agreement was composed of a $200.0 million 364-day facility and a $300.0 million five-year facility. On July 31, 2002, the Company exercised an option under this U.S. revolving credit facility and cancelled the $200.0 million 364-day portion of the agreement; there were no borrowings under this agreement. The remaining $300.0 million revolving credit facility extends to September 2006. The revolving credit agreement is used as backstop for the U.S. commercial paper program; there have been no borrowings under this agreement. The Company compensates the banks participating in these credit facilities in the form of fees, the amounts of which are not material.

Short-term bank loans were outstanding in several foreign countries and averaged $16.7 million in 2002, compared with $36.4 million in 2001. The highest levels were $52.2 million in 2002, $69.0 million in 2001 and $55.3 million in 2000, respectively. The 2002 weighted average interest rate of these foreign bank loans, based on balances outstanding at the end of each month, was 5% and the average rate on loans outstanding at December 31, 2002 was 4%. These rates compare with 7% and 5%, respectively, in 2001 and 8% and 8% in 2000, respectively.

Annual maturities on long-term debt outstanding at December 31, 2002 are as follows: 2003, $0.7 million; 2004, $1.0 million; 2005, $45.0 million; 2006, $770.0 million. At December 31, 2002, the estimated fair value of the $700.0 million 6.45% Notes, including the interest rate swaps, was $761.6 million. The estimated fair value of the remaining long-term debt at December 31, 2002 and 2001, based on borrowing rates currently available to the Company with similar terms and maturities, approximated the recorded amount.

Cash payments for interest were $61.6 million in 2002, $77.2 million in 2001 and $19.6 million in 2000.

At December 31, 2002, the Company and its subsidiaries had unused lines of credit approximating $368.0 million in addition to the facility serving as backstop to the Company's commercial paper program.

NOTE 10. INCOME TAXES

The following tables show the components of consolidated income before taxes, and current and deferred income tax expense by taxing jurisdiction, both domestic and foreign:

(DOLLARS IN THOUSANDS)	2002	2001	2000
U.S. loss before taxes	$ (8,918)	$ (59,390)	$ (33,183)
Foreign income before taxes	275,335	247,167	217,310
Total income before taxes	$266,417	$187,777	$184,127

(DOLLARS IN THOUSANDS)	2002	2001	2000
Current			
Federal	$ 18,452	$ 7,507	$ (640)
State and local	1,884	3,816	381
Foreign	76,518	78,565	91,877
	96,854	89,888	91,618
Deferred			
Federal	(19,496)	(17,836)	(20,543)
State and local	(2,591)	(5,821)	(1,484)
Foreign	15,706	5,544	(8,469)
	(6,381)	(18,113)	(30,496)
Total income taxes	$ 90,473	$ 71,775	$ 61,122

At December 31, 2002 and 2001, gross deferred tax assets were $146.8 million and $115.7 million, respectively; gross deferred tax liabilities were $77.2 million and $82.8 million, respectively. No valuation allowance was required for deferred tax assets. At December 31, 2002, noncurrent deferred tax assets of $2.5 million were included in Other assets. The principal components of deferred tax assets (liabilities) were:

(DOLLARS IN THOUSANDS)	2002	2001
Employee and retiree benefits	$ 71,700	$ 69,000
Inventory	5,800	2,500
Tax credit carryforwards	13,800	5,200
Property, plant and equipment	(8,200)	(8,000)
Trademarks and other	(41,500)	(52,400)
Interest	17,400	6,000
Foreign earnings	(19,400)	(17,600)
Other, net	30,000	28,200
	$ 69,600	$ 32,900

Of the Company's tax credit carryforwards, $6.3 million will expire, if unused, beginning in 2005; the remaining $7.5 million can be carried forward indefinitely.

A reconciliation between the U.S. federal income tax rate and the effective tax rate is:

	2002	2001	2000
Statutory tax rate	35.0%	35.0%	35.0%
Difference in effective tax rate on foreign earnings and remittances	0.1	(1.4)	(0.3)
State and local taxes	(0.2)	(0.7)	(0.4)
Goodwill	–	6.0	0.9
Other, net	(0.9)	(0.7)	(2.0)
Effective tax rate	34.0%	38.2%	33.2%

Income taxes paid were $100.3 million in 2002, $88.6 million in 2001 and $81.0 million in 2000.

Undistributed earnings of foreign subsidiaries for which no deferred taxes have been provided totaled $576.6 million at December 31, 2002. Any additional U.S. taxes payable on these foreign earnings, if remitted, would be substantially offset by credits for foreign taxes already paid.

NOTE 11. SHAREHOLDERS' EQUITY

In January 2001, the Company awarded approximately 190,000 IFF Stock Units ("Units") to eligible employees in exchange for surrender of their "under water" stock options. The Units vest, in four equal installments, over not more than a seven-year period, upon the Company's common stock attaining successively higher market price targets beginning at $22.50 per share, and earn dividend equivalents as and when cash dividends are paid. Compensation expense is recognized over the Units' vesting period. In 2001, the first two market price targets were achieved and 50% of such Units vested; compensation expense of $1.7 million was recognized and included in operating expenses. In 2002, the third price target of $31.50 was achieved and the Company recognized compensation expense of $0.8 million which is included in operating expenses. The remaining unvested Units are reported as Restricted stock on the Company's Consolidated Balance Sheet.

On August 1, 2002, the Company's Board of Directors granted an award of 200,000 restricted shares of the Company's common stock. Entitlement to all or a portion of the restricted award is subject to the Company's achieving certain levels of shareholder return compared to those of a specified group of companies, over the three, four and five year periods commencing August 1, 2002. Compensation expense relating to the award is recognized over the restriction period.

On March 9, 2000, the Company adopted a shareholder protection rights agreement (the "Rights Agreement") and declared a dividend of one right on each share of common stock outstanding on March 24, 2000 or issued thereafter.

Under the Rights Agreement, as amended, until a person or group acquires 15% or more of the Company's common stock or commences a tender offer that would result in such person's or group's owning 15% or more, the rights are evidenced by the common stock certificates, automatically trade with the common stock and are not exercisable.

Thereafter, if the Company is involved in a merger or sells more than 50% of its assets or earning power, each right entitles its holder to purchase a certain number of shares for a specified exercise price. Also, under certain circumstances, the Company's Board of Directors has the option to redeem or exchange one share of common stock for each right. Finally, in the event a new Board of Directors is elected in a successful proxy contest, (i) the rights may not be redeemed and no business combination with the Company can be effected for 180 days thereafter unless certain procedures are followed to ensure (A) that steps are taken to maximize shareholder value, or (B) that any decision to redeem the rights, if challenged, would meet an "entire fairness" test; and (ii) the Rights Agreement may not be amended during such 180-day period. To establish "entire fairness" in connection with a redemption, the new Board must be able to demonstrate that all aspects of the redemption decision were fair, including the redemption procedure and the financial terms of the redemption. The Rights Agreement expires in March 2010.

Dividends paid per share were $0.60, $0.60, and $1.29, in 2002, 2001 and 2000, respectively.

The Accumulated other comprehensive income balance includes Cumulative translation adjustments of ($138.2) million and ($156.3) million, Accumulated gains or (losses) on derivatives qualifying as hedges of $0.7 million and ($2.3) million, and Minimum pension liability of ($75.0) million and ($20.0) million, in 2002 and 2001, respectively. Amounts are shown net of tax, where appropriate.

NOTE 12. STOCK PLANS

The Company has various stock option plans under which the Company's officers, directors and key employees may be granted options to purchase the Company's common stock at 100% of the market price on the day the option is granted.

Options granted prior to May 2001 generally become exercisable no earlier than two years after the date of grant and expire ten years after the date of grant, except for options granted to two senior executives in 2000 and certain other options granted to foreign employees, which may be exercised immediately. Options granted in November 2000, however, constituting approximately 17% of options outstanding (as of December 31, 2002), generally become exercisable in four equal installments as corresponding market price targets for the Company's common stock of $22.50, $27.00, $31.50 and $36.00 are attained, and expire seven years after the date of grant or sooner if certain price levels (which differ among individuals) are achieved.

Options granted after May 1, 2001 generally become exercisable no earlier than one year from the date of grant and expire 10 years after grant date, except for options granted to certain foreign employees, which may be exercised immediately.

During 2002, options to purchase common stock were granted at exercise prices ranging from $28.77 to $34.22 per share. At December 31, 2002, the price range for shares under option was $17.94 to $49.88; options for 4,292,202 shares were exercisable at that date.

Stock plan transactions were:

	Shares of Common Stock		Weighted Average Exercise Price
	Available for Grant	Under Option	
Balance January 1, 2000	1,658,004	4,580,174	$42.69
Granted	(5,761,502)	5,761,502	24.13
Exercised	–	(75,297)	21.46
Terminated	661,422	(661,422)	43.85
Lapsed	(54,500)	–	–
Increase under 2000 plans	9,450,000	–	–
Balance December 31, 2000	5,953,424	9,604,957	31.55
Granted	(2,042,000)	2,042,000	27.06
Exercised	–	(288,400)	17.94
Terminated	2,997,188	(2,997,188)	38.00
Lapsed	(113,143)	–	–
Reserved for Units	(83,888)	–	–
Balance December 31, 2001	6,711,581	8,361,369	28.37
Granted	(2,899,950)	2,899,950	32.19
Exercised	–	(1,356,964)	18.42
Terminated	154,947	(154,947)	31.40
Lapsed	(1,735,856)	(87,500)	34.57
Reserved for Units	(50,710)	–	–
Increase under existing plans	4,500,000	–	–
Restricted Stock award	(200,000)	–	–
Balance December 31, 2002	6,480,012	9,661,908	$30.66

The following table summarizes information concerning currently outstanding and exercisable options:

	Range of Exercise Prices	
	$10–$30	$30–$50
Number outstanding	4,131,339	5,530,569
Weighted average remaining contractual life, in years	8.2	7.4
Weighted average exercise price	$23.47	$36.04
Number exercisable	1,868,978	2,423,224
Weighted average exercise price	$21.72	$39.65

Using the Black-Scholes option valuation model, the estimated fair values of options granted during 2002, 2001 and 2000 were $10.07, $8.09, and $5.50, respectively. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. In addition, such models require the use of subjective assumptions, including expected stock price volatility. In management's opinion, such valuation models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Principal assumptions used in applying the Black-Scholes model were as follows:

	2002	2001	2000
Risk-free interest rate	4.5%	4.6%	6.2%
Expected life, in years	5	5	5
Expected volatility	33.7%	32.2%	26.9%
Expected dividend yield	1.8%	2.2%	3.8%

NOTE 13. SEGMENT INFORMATION

The Company manages its operations by major geographical region. Flavors and fragrances have similar economic and operational characteristics including research and development, the nature of the creative and production processes, the type of customers, and the methods by which products are distributed. Accounting policies used for segment reporting are identical to those described in Note 1.

The Company evaluates the performance of its geographic regions based on operating profit, excluding interest expense, other income and expense, certain unallocated expenses, amortization of goodwill, the effects of nonrecurring items and accounting changes, and income tax expense ("segment profit"). Transfers between geographic areas are accounted for at prices that approximate arm's length market prices. Unallocated assets are principally cash, short-term investments and other corporate assets.

The Company is divided into five geographic regions for management purposes: North America, Latin America, Europe, Asia Pacific and India Region.

The Company's reportable segment information, based on geographic region, follows. Certain prior year amounts have been reclassified for comparative purposes to reflect geographic alignment and the adoption of FAS 142.

2002 (DOLLARS IN THOUSANDS)	North America	Europe	India Region	Latin America	Asia Pacific	Eliminations	Consolidated
Sales to unaffiliated customers	$592,974	$695,384	$37,626	$216,938	$266,327	$ –	$1,809,249
Transfers between areas	86,089	127,830	1,766	1,022	17,126	(233,833)	–
Total sales	$679,063	$823,214	$39,392	$217,960	$283,453	$(233,833)	$1,809,249
Segment profit	$ 81,888	$161,720	$ 9,311	$ 48,596	$ 52,619	$ 983	$ 355,117
Corporate and other unallocated expenses							(43,518)
Nonrecurring charges							(11,737)
Interest expense							(37,036)
Other income (expense), net							3,591
Income before taxes on income							$ 266,417
Segment assets	$789,642	$883,050	$55,088	$159,425	$357,908	$ (67,265)	$2,177,848
Unallocated assets							54,846
Total assets							$2,232,694

2001 (DOLLARS IN THOUSANDS)	North America	Europe	India Region	Latin America	Asia Pacific	Eliminations	Consolidated
Sales to unaffiliated customers	$616,806	$682,574	$32,684	$245,517	$266,185	$ –	$1,843,766
Transfers between areas	83,115	134,862	2,698	1,678	16,620	(238,973)	–
Total sales	$699,921	$817,436	$35,382	$247,195	$282,805	$(238,973)	$1,843,766
Segment profit	$ 86,928	$158,175	$ 7,857	$ 52,907	$ 58,798	$ 2,691	$ 367,356
Corporate and other unallocated expenses							(48,624)
Amortization of goodwill							(33,071)
Nonrecurring charges							(30,069)
Interest expense							(70,424)
Other income (expense), net							2,609
Income before taxes on income							$ 187,777
Segment assets	$836,208	$803,011	$55,572	$197,365	$340,134	$ (41,916)	$2,190,374
Unallocated assets							77,677
Total assets							$2,268,051

2000 (DOLLARS IN THOUSANDS)	North America	Europe	India Region	Latin America	Asia Pacific	Eliminations	Consolidated
Sales to unaffiliated customers	$470,953	$560,803	$ 4,069	$220,287	$206,683	$ –	$1,462,795
Transfers between areas	55,610	117,528	63	1,936	13,779	(188,916)	–
Total sales	$526,563	$678,331	$ 4,132	$222,223	$220,462	$(188,916)	$1,462,795
Segment profit	$ 47,846	$161,126	$ 425	$ 38,914	$ 39,664	$ 1,762	$ 289,737
Corporate and other unallocated expenses							(31,919)
Amortization of goodwill							(5,032)
Nonrecurring charges							(41,273)
Interest expense							(25,072)
Other income (expense), net							(2,314)
Income before taxes on income							$ 184,127
Segment assets	$845,378	$883,614	$51,850	$231,455	$355,287	$ (31,737)	$2,335,847
Unallocated assets							153,186
Total assets							$2,489,033

(DOLLARS IN THOUSANDS)	Capital Expenditures 2002	2001	2000	Depreciation and Amortization 2002	2001	2000
North America	$23,129	$18,531	$30,586	$33,782	$ 33,784	$26,691
Europe	29,688	20,441	14,628	21,919	27,616	21,247
India Region	555	491	196	534	533	142
Latin America	3,206	1,559	4,806	3,067	4,628	5,154
Asia Pacific	8,445	4,571	7,500	7,447	7,749	5,975
Unallocated assets	16,792	6,423	2,980	5,078	49,183	10,135
Consolidated	$81,815	$52,016	$60,696	$71,827	$123,493	$69,344

Sales of fragrance products were $1,000.2 million, $1,008.1 million, and $865.1 million in 2002, 2001 and 2000, respectively. Sales of flavor products were $809.0 million, $835.7 million, $597.7 million in 2002, 2001 and 2000, respectively. Sales in the United States, based on the final country of destination of the Company's products, were $544.3 million, $570.5 million, $435.1 million in 2002, 2001 and 2000, respectively. No other individual country of destination exceeded 8% of consolidated sales. No customer accounted for 10% or more of sales in 2002 or 2001; the Company's largest customer accounted for 10% of sales in 2000. Total long-lived assets consists of net property, plant and equipment and net intangible assets and amounted to $1,303.0 million, $1,328.4 million, and $1,435.8 million at December 31, 2002, 2001 and 2000, respectively; of the respective totals, $1,029.6 million, $1,071.1 million, $1,055.5 million were located in the United States. No other individual country had long-lived assets that exceeded 10% of total long-lived assets.

Net foreign exchange gains of $2.3 million in 2002 and $1.9 million in 2001, and losses of $1.9 million in 2000 are included in other income.

NOTE 14. RETIREMENT BENEFITS

The Company and most of its subsidiaries have pension and/or other retirement benefit plans covering substantially all employees. Pension benefits are generally based on years of service and on compensation during the final years of employment. Plan assets consist primarily of equity securities and corporate and government fixed income securities. Substantially all pension benefit costs are funded as accrued; however, such funding is limited, where applicable, to amounts deductible for income tax purposes. Certain other retirement benefits are provided by balance sheet accruals. Contributions to defined contribution plans are mainly determined as a percentage of profits. Effective January 1, 2001, contributions to the Company's United States defined contribution plan match 50% of the employee's pretax contributions, up to plan limits.

In addition to pension benefits, certain health care and life insurance benefits are provided to qualifying United States employees upon retirement from the Company. Such coverage is provided through insurance plans with premiums based on benefits paid. The Company does not generally provide health care and life insurance coverage for retired employees of foreign subsidiaries; however, such benefits are provided in most foreign countries by government-sponsored plans, and the cost of these programs is not significant to the Company.

Pension expense included the following components:

(DOLLARS IN THOUSANDS)	U.S. Plans 2002	2001	2000	Non-U.S. Plans 2002	2001	2000
Service cost for benefits earned	$ 7,874	$ 7,293	$ 5,104	$ 7,327	$ 9,552	$ 6,051
Interest cost on projected benefit obligation	19,091	18,351	14,151	21,339	24,306	9,471
Expected return on plan assets	(23,506)	(23,082)	(16,757)	(23,455)	(27,691)	(10,688)
Net amortization and deferrals	(306)	(1,347)	(1,414)	2,923	679	777
Defined benefit plans	3,153	1,215	1,084	8,134	6,846	5,611
Defined contribution and other retirement plans	3,121	2,368	2,386	3,227	2,425	3,173
Total pension expense	$ 6,274	$ 3,583	$ 3,470	$ 11,361	$ 9,271	$ 8,784

Expense recognized for postretirement benefits included the following components:

(DOLLARS IN THOUSANDS)	2002	2001	2000
Service cost for benefits earned	$2,034	$1,722	$1,500
Interest on benefit obligation	5,545	5,377	4,104
Net amortization and deferrals	532	508	13
Total postretirement benefit expense	$8,111	$7,607	$5,617

Changes in pension and postretirement benefit obligations were:

	U.S. Pension Plans		Non-U.S. Pension Plans		Postretirement Benefits	
(DOLLARS IN THOUSANDS)	2002	2001	2002	2001	2002	2001
Benefit obligation at beginning of year	$256,647	$250,354	$351,390	$333,691	$83,506	$68,832
Service cost for benefits earned	7,874	7,293	7,327	9,552	2,034	1,722
Interest cost on projected benefit obligation	19,091	18,351	21,339	24,306	5,545	5,377
Actuarial (gain) loss	18,934	(8,027)	7,921	(6,476)	6,488	9,651
Plan amendments	631	–	–	–	–	–
Plan participants' contributions	–	–	106	90	165	105
Benefits paid	(15,400)	(13,572)	(18,025)	(13,336)	(5,455)	(4,083)
Acquisitions	–	–	–	16,496	–	1,902
Special termination benefits	–	2,248	–	382	–	–
Translation adjustments	–	–	44,719	(13,315)	–	–
Benefit obligation at end of year	$287,777	$256,647	$414,777	$351,390	$92,283	$83,506

Changes in pension plan assets were:

	U.S. Plans		Non-U.S. Plans	
(DOLLARS IN THOUSANDS)	2002	2001	2002	2001
Fair value of plan assets at beginning of year	$256,189	$287,375	$294,993	$347,346
Actual return on plan assets	(31,143)	(19,487)	(34,702)	(34,497)
Employer contributions	10,310	1,873	35,792	8,729
Plan participants' contributions	–	–	106	90
Benefits paid	(15,400)	(13,572)	(18,025)	(13,336)
Translation adjustments	–	–	36,001	(13,339)
Fair value of plan assets at end of year	$219,956	$256,189	$314,165	$294,993

The funded status of pension and postretirement plans at December 31 was:

	U.S. Pension Plans		Non-U.S. Pension Plans		Postretirement Benefits	
(DOLLARS IN THOUSANDS)	2002	2001	2002	2001	2002	2001
Plan assets (less than) projected benefit obligation	$(67,821)	$ (458)	$(100,612)	$ (56,397)	$(92,283)	$(83,506)
Remaining balance of unrecognized net (asset) liability established at adoption of FAS 87	(286)	(928)	676	811	–	–
Unrecognized prior service cost	8,867	9,101	3,861	3,802	(1,700)	(1,842)
Unrecognized net (gain) loss	49,458	(24,654)	128,115	53,421	29,250	23,540
Net asset (liability)	$ (9,782)	$(16,939)	$ 32,040	$ 1,637	$(64,733)	$(61,808)

Pension assets and liabilities included in the Consolidated Balance Sheet at December 31 were:

	U.S. Plans		Non-U.S. Plans	
(DOLLARS IN THOUSANDS)	2002	2001	2002	2001
Prepaid benefit cost	$ –	$ 6,408	$ 30,950	$ 281
Accrued benefit liability	(41,289)	(23,650)	(86,413)	(30,869)
Accumulated other comprehensive income	23,301	303	85,693	27,940
Intangible asset	8,206	–	1,810	4,285

Principal weighted average actuarial assumptions used to determine the above pension data were:

	U.S. Plans		Non-U.S. Plans	
	2002	2001	2002	2001
Discount rate	6.7%	7.2%	5.5%	5.9%
Weighted average rate of compensation increase	4.0%	4.5%	2.8%	3.2%
Long-term rate of return on plan assets	9.0%	9.0%	7.5%	7.5%

Discount rates used for determining future pension obligations of individual plans are based on a review of long-term bonds that receive a high rating by a recognized rating agency. The weighted average rates of compensation increase were determined based on actual data for the individual plans. For purposes of determining the 2003 results for the U.S.-based plans, the long-term rate of return will be 8.5%; this rate of return is based on an asset allocation of approximately 35% fixed income, corporate and government bonds expected to yield 5–7%, and 65% in equity investments that are expected to yield 9–11% in the long term. The plan has employed a similar asset allocation strategy for the prior fifteen-year period and has achieved a compound annual return of approximately 9.4%. Similar assessments were made for all non-U.S. plans.

Principal actuarial assumptions used to determine the above postretirement data were:

	2002	2001
Discount rate	6.7%	7.2%
Current medical cost trend rate	10.0%	10.0%
Ultimate medical cost trend rate	5.0%	5.0%
Medical cost trend rate decreases to ultimate rate in year	2009	2007

The effect of a 1% increase in the assumed medical rate of inflation would increase the accumulated postretirement benefit obligation, and the annual postretirement expense, by approximately \$15.7 million and \$1.6 million, respectively; a 1% decrease in the rate would decrease the obligation and expense by approximately \$12.5 million and \$1.3 million, respectively.

As described in Note 2, during 2000, the Company initiated two separate voluntary retirement incentive programs for United States-based employees meeting certain eligibility requirements. Those eligible employees who elected to take the incentive received additional credit, for pension purposes, in terms of age and service, as well as other benefits. Approximately 150 employees accepted enhanced retirement benefits under these two programs and costs relating thereto are reflected as special termination benefits above. The special termination benefit of \$2.2 million recognized during 2001 represents the liability on account of social security supplemental benefit payments to be made to those participants who elected to retire under the most recent window program implemented during 2001.

The Company recorded a minimum pension liability of \$94.2 million and \$27.0 million at December 31, 2002 and 2001, respectively, as required by Financial Accounting Standards Board Statement No. 87. The adjustment is reflected in Accumulated other comprehensive income and Retirement and other liabilities, as appropriate, and is prescribed when the accumulated benefit obligation in the plan exceeds the fair value of the underlying pension plan assets and accrued pension liabilities. The adjustment relates to plans in the United States, the United Kingdom, and Japan.

NOTE 15. FINANCIAL INSTRUMENTS

The Company has entered into a series of swaps effectively converting the fixed $700.0 million 6.45% Notes coupon interest rate to a variable short-term rate based upon the London InterBank Offered Rate (LIBOR) plus an interest markup. Periodically, the Company has amended the swaps, changing the short-term LIBOR basis and the related spread. As a result of these amendments and changes, the counter-party paid the Company $56.5 million in 2002 and $19.9 million in 2001, including accrued swap interest of $6.5 million and $3.3 million, respectively. The net realized gains on the swaps have been deferred, classified as a separate component of debt, and are being amortized to income as a reduction in interest expense over the remaining term of the debt. In addition, in 2002, the Company entered into a series of swaps to convert its long-term Japanese Yen borrowings from fixed rate to short-term Japanese Yen LIBOR rates. To the extent the Company has not received cash or otherwise amended or settled any swap agreements, any applicable mark-to-market adjustment relating to that swap is included as a separate component of debt and is amortized over the remaining term of the underlying swap. These swaps are designated as qualified fair value hedges. The Company had no ineffective interest rate swaps at December 31, 2002.

The Company enters into foreign currency forward contracts with the objective of reducing exposure to cash flow volatility associated with foreign currency receivables and payables, and with anticipated purchases of certain raw materials used in operations. These contracts, the counterparties to which are major international financial institutions, generally involve the exchange of one currency for a second currency at a future date, and have maturities which do not exceed six months. The notional amount and maturity dates of such contracts match those of the underlying transactions. At December 31, 2002 and 2001, the Company had outstanding foreign currency forward contracts with notional amounts approximating $131.4 million and $97.3 million, respectively. The Company has designated these contracts as qualified fair value and cash flow hedges as appropriate. Accordingly, the effective portion of any gain or loss on a derivative instrument reported as a cash flow hedge is reported as a component of Accumulated other comprehensive income and recognized in earnings in the same period or periods during which the hedged transaction affects earnings. The Company had no ineffective foreign currency forward contracts at December 31, 2002 or 2001.

NOTE 16. CONCENTRATIONS OF CREDIT RISK

The Company has no significant concentrations of risk in financial instruments. Temporary investments are made in a well-diversified portfolio of high-quality, liquid obligations of government, corporate and financial institutions. There are also limited concentrations of credit risk with respect to trade receivables because of the large number of customers spread across many industries and geographic regions.

NOTE 17. COMMITMENTS AND CONTINGENCIES

Minimum rental commitments under noncancellable operating leases for office and warehouse facilities are $8.9 million in 2003, $7.9 million in 2004, $6.5 million in 2005, $5.2 million in 2006, $4.4 million in 2007 and $4.2 million thereafter to 2024; the aggregate lease obligations are $102.3 million. The corresponding rental expense amounted to $12.1 million and $2.2 million in 2002 and 2001, respectively; rental expense was not significant in 2000.

There are various lawsuits and claims pending against the Company. Management believes that any liability resulting from those actions or claims will not have a material adverse effect on the Company's financial condition, results of operations or liquidity.

NOTE 18. RELATED-PARTY TRANSACTIONS

At December 31, 2002 and 2001, the Company held a note receivable from an executive officer, resulting from the exercise of a stock option. This note bears interest, determined and payable quarterly, at the higher of a market rate for such a loan by a third-party lender or the Company's weighted average cost of borrowed funds. The applicable rate as of December 31, 2002 and 2001 was 3.3% and 4.1%, respectively. The note is collateralized by 55,000 shares of common stock and is due in full on the earlier of November 14, 2007, termination of employment as an executive officer, or when and if the market value of the collateral is less than 110% of the outstanding principal balance of the loan.

QUARTERLY FINANCIAL DATA (UNAUDITED)

(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)	Net Sales		Gross Profit		Net Income[a]		Net Income Per Share[b]			
							Basic		Diluted	
Quarter	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
First	$ 445,844	$ 483,661	$185,980	$199,522	$ 41,947	$ 20,272	$0.44	$0.21	$0.44	$0.21
Second	476,336	478,216	203,724	208,710	45,401	33,005	0.48	0.34	0.47	0.34
Third	462,777	462,719	201,702	194,088	49,599	33,555	0.52	0.35	0.52	0.35
Fourth	424,292	419,170	182,008	178,013	38,997	29,170	0.41	0.31	0.41	0.30
	$1,809,249	$1,843,766	$773,414	$780,333	$175,944	$116,002	$1.86	$1.21	$1.84	$1.20

(a) Net income for the 2002 second and third quarters includes the after-tax effects of certain charges of $6,091 and $1,654, respectively. Net income for the 2001 first, second and third quarters includes the after-tax effects of certain charges of $7,762, $5,663 and $5,676, respectively. See Note 2 of the Notes to Consolidated Financial Statements for further discussion.

(b) The sum of the 2002 quarters' basic net income per share does not equal the earnings per share for the full year 2002 due to changes in average shares outstanding.

STOCK PRICES

The Company's common stock is traded principally on the New York Stock Exchange. The high and low stock prices for each quarter during the last two years were:

	2002		2001	
Quarter	High	Low	High	Low
First	$35.95	$27.33	$22.76	$19.75
Second	37.45	30.61	28.20	21.25
Third	32.90	26.05	31.60	24.97
Fourth	35.90	32.08	31.69	24.10

(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)	2002	2001	2000	1999	1998
Consolidated Statement of Income Data					
Net sales	$1,809,249	$1,843,766	$1,462,795	$1,439,499	$1,407,349
Cost of goods sold	1,035,835	1,063,433	831,653	806,382	777,764
Research and development expenses	144,027	135,248	112,671	103,794	98,438
Selling and administrative expenses	305,156	313,335	258,653	248,047	224,393
Amortization of goodwill and other intangibles	12,632	46,089	7,032	–	–
Nonrecurring charges[(a)(b)(c)(d)]	11,737	30,069	41,273	32,948	–
Interest expense	37,036	70,424	25,072	5,154	2,042
Other (income) expense, net	(3,591)	(2,609)	2,314	(291)	(6,356)
	1,542,832	1,655,989	1,278,668	1,196,034	1,096,281
Income before taxes on income	266,417	187,777	184,127	243,465	311,068
Taxes on income	90,473	71,775	61,122	81,465	107,283
Net income	$ 175,944	$ 116,002	$ 123,005	$ 162,000	$ 203,785
% of net sales	9.7	6.3	8.4	11.3	14.5
% of average shareholders' equity	32.0	20.1	16.5	18.0	20.9
Net income per share – basic	$1.86	$1.21	$1.22	$1.53	$1.90
Net income per share – diluted	$1.84	$1.20	$1.22	$1.53	$1.90
Average number of shares (thousands)	94,511	95,770	101,073	105,748	107,122
Consolidated Balance Sheet Data					
Cash and short-term investments	$ 15,165	$ 48,905	$ 129,238	$ 62,971	$ 115,999
Receivables, net	338,607	340,358	364,314	303,418	283,480
Inventories	421,603	415,984	435,312	415,269	403,961
Property, plant and equipment, net	520,499	532,473	679,874	523,916	498,784
Intangible assets, net	782,703	795,920	755,923	–	–
Total assets	2,232,694	2,268,051	2,489,033	1,401,495	1,388,064
Bank loans and commercial paper	49,663	227,945	852,985	92,474	29,072
Long-term debt	1,007,085	939,404	417,402	3,832	4,341
Shareholders' equity	574,678	524,170	631,259	858,497	945,051
Other Data					
Current ratio	2.4	1.6	0.9	2.3	3.1
Gross additions to property, plant and equipment	$ 81,815	$ 52,016	$ 60,696	$ 103,835	$ 91,690
Depreciation and amortization expense	84,458	123,493	69,344	56,369	49,006
Cash dividends declared	56,749	57,219	130,234	160,830	159,513
Per share	$0.60	$0.60	$1.29	$1.52	$1.49
Number of shareholders of record at year-end	3,875	3,394	3,741	4,209	4,653
Number of employees at year-end	5,728	5,929	6,614	4,682	4,669

(a) Nonrecurring charges ($7,745 after tax) in 2002 resulted from the Company's reorganization program.

(b) Nonrecurring charges ($19,101 after tax) in 2001 resulted from the Company's reorganization program.

(c) Nonrecurring charges ($26,765 after tax) in 2000 resulted from the Company's reorganization program.

(d) Nonrecurring charges ($21,910 after tax) in 1999 resulted from the Company's program to streamline its operations worldwide.

DIRECTORS

MARGARET HAYES ADAME
President
Fashion Group International

GÜNTER BLOBEL, M.D., PH.D.
Nobel Prize-winning
Rockefeller University Professor
associated with Howard
Hughes Medical Institute

JAMES R. CANTALUPO*
President and
Vice Chairman Emeritus
McDonald's Corporation

*Retired from the board December 2002

J. MICHAEL COOK
Chairman and
Chief Executive Officer Emeritus
Deloitte & Touche, LLP
Chairman,
Audit Committee

PETER A. GEORGESCU
Chairman Emeritus
Young & Rubicam Inc.
Chairman,
Compensation Committee

RICHARD A. GOLDSTEIN
Chairman of the Board and
Chief Executive Officer
Chairman,
Executive Committee

ARTHUR C. MARTINEZ
Chairman and
Chief Executive Officer Emeritus
Sears, Roebuck and Company
Chairman, Nominating and
Governance Committee

HENRY P. VAN AMERINGEN
President
van Ameringen Foundation, Inc.

WILLIAM D. VAN DYKE, III
Senior Vice President
Salomon Smith Barney Inc.

OFFICERS AND SENIOR MANAGEMENT

RICHARD A. GOLDSTEIN
Chairman of the Board and
Chief Executive Officer

GAIL S. BELMUTH
Vice President
Corporate Communications

DEREK J. BENNETT
Vice President
Global Operations –
Fragrances

ARUN BEWOOR
Vice President and
Regional Manager
India Region

STEPHEN A. BLOCK
Senior Vice President
General Counsel and Secretary

JULIAN W. BOYDEN
Executive Vice President
New Business Development

CLINT D. BROOKS, PH.D.
Senior Vice President
Research & Development

ROBERT BURNS
Vice President and
Regional Manager
Asia Pacific

JAMES H. DUNSDON
Vice President and
Regional Manager
North America

ROB J. M. EDELMAN
Vice President and
Regional Manager
Europe

GRACIELA M. FERRO
Vice President and
Regional Manager
Latin America

ROBERTO J. GORDON
Vice President
Sales, Global Accounts

SOPHIA GROJSMAN
Vice President

STEVEN J. HEASLIP
Senior Vice President
Human Resources

D. WAYNE HOWARD
Executive Vice President
Global Operations

STEVE HUANG, PH.D.
Vice President
Global Operations –
Aroma Chemicals and
Ingredients

JAMES P. HUETHER
Controller

NEIL HUMPHREYS
Vice President
Global Creative & Application

BRUCE S. LESKANIC
Vice President
Supply Chain Strategy

NICOLAS MIRZAYANTZ
Vice President
Global Business Development –
Fine Fragrances and Toiletries

JOEL W. SHANE
Vice President
Global Business Development –
Aroma Chemicals and
Ingredients

THOMAS J. SKATRUD, PH.D.
Vice President
Global Operations –
Flavors

CHARLES D. WELLER
Treasurer

DOUGLAS J. WETMORE
Senior Vice President and
Chief Financial Officer

ANNUAL MEETING

The Annual Meeting of Shareholders will be held at the offices of the Company, 521 West 57th Street, New York, New York, on Tuesday, May 14, 2003 at 10:00 a.m., EDT.

A proxy statement and form of proxy will be mailed to each shareholder on or about March 28, 2003.

FORM 10-K

A copy of the Company's report to the Securities and Exchange Commission on Form 10-K will be available on or about March 28, 2003.

TRANSFER AGENT AND REGISTRAR

Wachovia Bank, National Association
Shareholder Services Group
1525 West W.T. Harris Boulevard, 3C3
Charlotte, NC 28288-1153
800-829-8432
equityservices@wachovia.com
www.wachovia.com/shareholderservices

LISTED

New York Stock Exchange


IFF
Listed
NYSE
THE NEW YORK STOCK EXCHANGE

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP

WEB SITE

www.iff.com

This book is printed on recycled paper.

Design by Addison www.addison.com

IFF WORLDWIDE LOCATIONS

	Sales Office	Manufacturing	Creative Laboratory
NORTH AMERICA			
Canada/Toronto	◎	◎	◎
USA/Augusta, GA		◎	
USA/Carrollton, TX	◎	◎	◎
USA/Chicago, IL	◎		
USA/Hazlet, NJ	◎	◎	◎
USA/Jacksonville, FL	◎	◎	
USA/Menomonee Falls, WI		◎	
USA/New York, NY*	◎		◎
USA/South Brunswick, NJ	◎	◎	◎
USA/Union Beach, NJ	◎		◎
LATIN AMERICA			
Argentina/Garín	◎	◎	◎
Brazil/Rio de Janeiro		◎	
Brazil/São Paulo	◎		◎
Brazil/Taubaté		◎	◎
Colombia/Bogotá	◎		◎
Mexico/Tlalnepantla (Mexico City)	◎	◎	◎
ASIA PACIFIC			
Australia/Melbourne	◎	◎	◎
Australia/Castle Hill (Sydney)	◎	◎	◎
China/Beijing	◎		
China/Guangzhou	◎	◎	
China/Hong Kong	◎		
China/Shanghai	◎		◎
China/Xin'anjiang (Hangzhou)	◎	◎	
Indonesia/Jakarta	◎	◎	◎
Japan/Gotemba		◎	
Japan/Osaka	◎		
Japan/Tokyo	◎		◎
Korea/Seoul	◎		◎
New Zealand/Auckland	◎	◎	◎
Philippines/Manila	◎	◎	◎
Singapore	◎		◎
Singapore/Jurong	◎	◎	
Thailand/Bangkok	◎	◎	◎
INDIA REGION			
India/Bangalore	◎		
India/Calcutta	◎		
India/Chennai	◎	◎	◎
India/Chittoor		◎	
India/Delhi	◎		
India/Mumbai	◎		◎
EUROPE			
Bulgaria/Sofia	◎		
Czech Republic/Prague	◎		
Egypt/Cairo	◎	◎	◎
France/Bois-Colombes (Paris)	◎		◎
France/Dijon	◎	◎	◎
France/Grasse	◎	◎	◎
Germany/Emmerich	◎	◎	◎
Germany/Hamburg	◎		
Germany/Oberhausen	◎		◎
Ireland/Drogheda	◎	◎	
Israel/Tel Aviv	◎		
Italy/Milan	◎		◎
The Netherlands/Hilversum	◎		◎
The Netherlands/Tilburg		◎	
Norway/Oslo	◎		
Poland/Warsaw	◎		◎
Slovakia/Bratislava	◎		
South Africa/Johannesburg	◎	◎	◎
Spain/Barcelona	◎		◎
Spain/Benicarló	◎	◎	
Spain/Madrid	◎		
Sweden/Knislinge	◎	◎	◎
Switzerland/Reinach-Aargau	◎	◎	◎
Turkey/Gebze	◎	◎	◎
Turkey/Istanbul	◎		
United Kingdom/Haverhill	◎	◎	◎
United Kingdom/London	◎		

* Global Headquarters

Names in ( ) indicate nearest large city

"When people ask me what IFF does, I tell them we influence people's taste buds."





"IFF is unique because we create, and creating is the essence of evolution."







"We might be an international Company but we're still allowed to have an Australian style."













"I like working at IFF because there is always a new challenge to face. It's learning from successes and sometimes the failures in these challenges that help both the individual and the Company to continue to strive for excellence."

In December 2002, after 38 years at IFF, Dr. Braja D. Mookherjee – one of our best – passed away. He embodied everything our Company strives for and his effect on IFF reached much farther than the greenhouse he ran. His spirit and inspiration live on at IFF, and can be seen throughout the pages of this book.





"The biggest improvement I have seen lately at IFF is that we are getting more organized and better prepared to face stiffer competition and new challenges."



"I like working at IFF because we work as a team; we are full of passion, enthusiasm, excitement, commitment, and action that we all put into our everyday tasks."





"When people ask me what IFF is, I tell them that it is a combination of very differe[nt] people with the same objective: to wake up the senses, to provoke emotions[,] to liberate the inner magic."





"When people ... is, I tell them ... or a fragranc[e] ... have it in yo[ur] ..."


IFF International Flavors & Fragrances Inc.
Global Headquarters
521 West 57th Street New York, NY 10019
T 212 765 5500 www.iff.com